FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE Year Ended 2011

ENERSIS
ANNOUNCES CONSOLIDATED RESULTS
FOR YEAR ENDED ON DECEMBER 31, 2011

Highlights for the Period

SUMMARY

➢ 2011 confirmed the strong growth in demand for electricity in the countries where we operate, as a result of the dynamic economic activity in these markets.

➢ Regarding distribution business, it is important to note the improvement in our Peruvian and Chilean operations, with growth in electricity demand of 7.3% and 4.6% respectively.

➢ Our Bocamina I coal-fired thermal plant damaged by the Chilean earthquake in February 2010, restarted operations. This allowed us to provide the Chilean Central Interconnected System (“SIC”) with a stable and reliable source of energy during a dry year.

➢ Our distribution business customer base increased by around 384,000 customers, which confirms the natural growth of this business, an important stabilizing factor for our cash flows.

➢ In the generation business, operating revenues fell 2.9% mainly due to lower average sales prices, partially offset by higher physical sales in Peru and Colombia.

➢ EBITDA for the Enersis Group was very balanced in terms of business segment:

• Generation and Transmission: 56%

• Distribution: 44%

➢ The Company’s EBITDA decreased by Ch$ 134,323 million, or 5.9%, primarily due to Ch$ 70,601 million in higher costs related to fuel consumption in the generation business, mainly in Argentina and Chile. Additionally, Enersis accounted for the full impact of the equity tax reform in Colombia, for taxes payable throughout the 2011-2014 period. This non-recurring factor affected operating income of our Colombian operations (both distribution and generation subsidiaries) by Ch$ 72,671 million. The aforementioned decreases were partially offset by better results in our Chilean and Peruvian distribution companies, together with our generation facilities in Peru and Brazil, as well as our transmission in Brazil.

➢ Operating income for 2011 amounted to Ch$ 1,566,311 million, representing a decline of 8.1% compared to 2010. It is important to highlight the negative operating performance of our subsidiaries in Argentina because of a long-time postponement of tariff adjustments, due to the delay in the accomplishment of certain issues set by an act of agreement subscribed with the National Government of Argentina, which is affecting the financial equilibrium in Edesur.

➢ Because of the aforementioned, Enersis S.A., made some provisions for its subsidiaries Empresa Distribuidora Sur S.A., and Central Costanera S.A., that had an impact of Ch$ 106,750 million over Enersis’ results. Without these provisions, results would have been similar to those obtained in 2010, despite the severe drought affecting Chile for the last 30 months. This ratifies the benefit of being properly diversified.

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PRESS RELEASE Year Ended 2011

DISTRIBUTION BUSINESS

Consolidated figures for the distribution businesses are detailed as follows:

➢ Operating revenues rose by 1.2% to Ch$ 4,447,427 million.

➢ Procurement and service costs were Ch$ 2,904,966 million, 1.5% lower than 2010.

➢ EBITDA in 2011 amounted to Ch$ 939,597 million, a reduction of 4.4% compared to 2010, mainly due to the reduced results of our businesses in Argentina, Colombia and Brazil, partially compensated by improvements in Chile and Peru.

Factors influencing this lower distribution business EBITDA, as follows:

In Chile, EBITDA grew by Ch$ 12,538 million, mainly explained by:

➢ Better energy sales margin related to 4.6% higher energy demand, which was reflected in higher sales volume in almost every market segment.

➢ Lower personnel expenses for Ch$ 4,974 million.

In Peru, EBITDA rose by Ch$ 5,944 million as result of:

➢ 7.3% increase in physical sales in every market segment.

➢ Lower procurement and services costs by Ch$ 3,182 million, mainly because of synergies in technology and information systems.

In Argentina, EBITDA decreased by Ch$ 36,245 million, mainly explained by:

➢ Ch$ 23,866 million increased in salaries under unions agreements, higher payroll and extra time payments.

➢ Lower sales margin mainly explained by 2.3% lower industrial sales, compensated by a 2.8% increase in sales volume related to a higher residential consumption, which reflects growth in the number of clients and lower temperatures during the winter season of 2011.

In Brazil, EBITDA decreased by Ch$ 4,217 million as result of:

➢ Lower energy sales revenues in Coelce, explained by lower average sales price related to a 6.4% drop in energy sales from the industrial segment.

➢ The above was partially compensated by higher energy sales volume in Ampla and Coelce.

In Colombia, EBITDA decreased by Ch$ 21,704 million, mostly as result of:

➢ The effect of the Colombian government equity tax reform, which implied recording in 2011 the entire tax payable during 2011-2014.

➢ The previous effect more than offset the positive operating margins registered in 2011, as result of 2.7% increase in energy sales in all the client segments.

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PRESS RELEASE Year Ended 2011

GENERATION AND TRANSMISSION BUSINESS

➢ Consolidated physical sales increased 2.2% to 64,840 GWh, explained by increases in all the countries where we operate, led by Peru, Colombia and Chile.

➢ Operating revenues decreased 2.9% to Ch$ 2,700,026 million, mainly explained by lower average sales prices, more than offsetting the higher physical sales.

➢ Procurement and services costs declined by 2.1% to Ch$ 1,272,985 million as a result of lower other variable costs and transportation expenses, partially offset by higher fuel consumption in Argentina and Chile.

➢ EBITDA amounted to Ch$ 1,200,281 million, a decrease of 7.3% compared to the previous year.

➢ Consolidated hydroelectric generation remained almost the same than in 2010, representing a 59% of total generation.

Factors affecting these results are:

In Chile, EBITDA decreased Ch$ 110,189 million, mainly due to:

➢ Decrease in energy sales revenues explained by lower average price, due to lower water availability which impacted energy sales to the spot market. This was partially offset by a 1.0% increase in energy sales volume.

➢ Higher energy purchase costs of Ch$ 66,320 million and higher fuel consumption of Ch$ 32,088 million linked to a poorer hydrological condition, partially offset by lower transport expenses of Ch$ 46,133 million.

In Colombia, EBITDA fell by Ch$ 7,283 million, mainly due to:

➢ Increase in other fixed operating costs of Ch$ 40,804 million, mainly explained by the non-recurring effect of the equity tax reform which implied the booking on January 1, 2011 of the full amount payable in the period 2011-2014.

➢ Reduced energy sales revenues of Ch$ 10,742 million due to a 4.0% lower average energy sale prices, partially compensated by an increase of 2.0% in physical sales.

➢ Reduction in energy cost purchases of Ch$ 43,256 million, explained by lower thermal dispatch because of higher hydro generation.

In Peru, EBITDA increased by Ch$ 32,851 million due to:

➢ Higher energy sales revenues of Ch$ 31,049 million explained by higher generation from both thermal and hydro facilities, and also higher average price and a 9.9% increase in sales volume.

➢ Lower personnel expenses of Ch$ 8,819 million and a decrease in the energy purchase costs by Ch$ 1,691 million.

➢ The latter was partially offset by higher fuel consumption cost of Ch$ 3,913 million linked to higher thermal dispatch, and higher transport expenses by Ch$ 3,615 million.

In Argentina, EBITDA decreased by Ch$ 14,242 million due to:

➢ Higher fuel consumption cost of Ch$ 40,195 million, increase in transport expenses of Ch$ 4,529 million related to higher thermal dispatch, and also higher energy purchases costs of Ch$ 4,444 million.

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PRESS RELEASE Year Ended 2011

➢ Higher personnel expenses of Ch$ 4,563 million, explained by increased wages under unions agreements.

➢ This was partially offset by higher energy sales of Ch$ 44,256 million, related to 12.8% increase in average energy sales price.

In Brazil, EBITDA increased by Ch$ 4,202 million due to:

➢ Increase of Ch$ 10,747 million in Cachoeira Dourada’s contribution margin due to 5.3% increase in average sales price and 4.0% increase in physical sales.

➢ Higher contribution margin of Ch$2,468 million in CIEN, due to its recognition as regulatory asset by the local authority since April 2011, permitting entrance of tolls according to RAP (permitted annual remuneration) system.

➢ Lower energy purchase costs of Ch$ 4,736 million and lower fuel consumption costs of Ch$ 1,771 million in Fortaleza, due to 37.9% lower generation. The latter caused an increase in spot market purchases, which allowed to maximize margin in a high hydrology and low prices scenario.

FINANCIAL SUMMARY

➢ The average nominal interest rate increased from 8.5% up to 9.6%, mainly because of inflationary effects in Chile.

➢ Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below on a consolidated basis for Enersis:

• Cash and cash equivalents amount to US$ 2,350 million.
• Committed credit lines for US$ 818 million.
• Non-committed credit lines available for US$ 1,944 million.

➢ In this context, it is important to highlight the successful issuance of an unsecured bond in local currency by Emgesa in the international capital markets, for the Colombian peso equivalent of US$ 400 million. This break-through deal, the first bond issued in local currency by a private sector Colombian company in the international markets, was rated “Investment Grade” by Fitch Ratings and Standard and Poor’s.

➢ In June 2011, Ampla successfully issued local bonds (debentures) for the equivalent of US$ 160 million, maturing in 5 and 7 years, allowing the extension of its debt’s maturity.

➢ In November, Coelce issued local bonds (debentures) for the equivalent of US$ 240 million, also maturing in 5 and 7 years.

➢ Coverage and protection: In order to mitigate exchange rate and interest rate risks, Enersis has established strict internal rules to protect our cash flows and balance sheet from fluctuations in these variables.

• Our exchange rate policy is based on cash flows and we strive to maintain a balance between US dollar indexed flows, and assets and liabilities in such currency. In addition to this policy, we have contracted cross currency swaps for a total amount of US$ 1,379 million and forwards for US$ 105 million.

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PRESS RELEASE Year Ended 2011

•    In order to reduce financial results’ volatility due to changes in market interest rates, we seek to maintain an adequate balance in our debt structure. Thus, we have contracted interest rate swaps (from variable to fixed rates) for US$ 315 million.

MARKET SUMMARY

➢ The Chilean Stock Exchange’s main index, IPSA, showed an important decrease of 15.2% during 2011. This has been consistent with the global economic scenario and the behavior of the principal stock exchanges. In Latin America, all the countries where the group has presence have shown negative numbers: BOVESPA (Brazil): -18.1%; COLCAP (Colombia): -13.8%; MERVAL (Argentina): -30.1% and ISBVL (Peru): -14.7%. In developed countries, the stock exchanges showed mixed results: IBEX: -13.1%, UKX: -5.6%; FTSE 250: -12.6%; S&P 500: 0% and Dow Jones Industrial: +5.5%. All these stock performances are calculated in their domestic currency and are therefore not comparable.

➢ In line with that markets, Enersis’ share price decreased during last 12 months. The price as of December 31, 2011 was $182.6 which represents a 16.0% decrease in comparison with December 31, 2010 price, when it reached $217.4. This low performance is mainly explained by the negative global economic scenario and also by the drought affecting Chile for the last 30 months, reducing the results of its generation affiliates.

➢ Enersis’ ADS lost 24.1% of its value during 2011. The price fell from US$23.2 on December 31, 2010, to US$17.6 on December 31, 2011. The global economic situation, together with a high volatility in the international equity markets, as well as the drought that affected the Chilean territory, impacted the equity’s value.

➢ During 2011, Enersis was, again, among the most actively traded companies in the local market (Santiago Stock Exchange and Chilean Electronic Exchange), with a daily average trading volume of US$ 8.1 million.

Source: Santiago Stock

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PRESS RELEASE Year Ended 2011

RISK RATING CLASSIFICATION INFORMATION

Enersis’ current ratings are supported by its well diversified asset portfolio, strong credit metrics, adequate debt structure and solid liquidity. The Company’s geographic diversification in Latin America provides a natural hedge against different regulations and weather conditions. Most of Enersis’ operating subsidiaries are financially strong and have leading market positions in the countries where Enersis operates.

Summarizing the main events occurred during 2011, we can highlight the following,

On April 25, 2011, Moody's upgraded the senior unsecured rating of Enersis from “Baa3” to “Baa2”, with stable outlook.

On July 15, 2011, Feller Rate confirmed the “AA” local rating of Enersis’ bonds, shares and commercial papers program. Rating perspectives continue to be stable.

More recently, Standard & Poor’s (November 30, 2011) and Fitch Ratings (January 5, 2012) affirmed the international credit risk rating for Enersis on “BBB+”, with stable outlook.

The current international risk ratings are,

Enersis	S&P	Moody’s	Fitch
Corporate	BBB+ / Stable	Baa2 / Stable	BBB+ / Stable

The domestic ratings (for securities issued in Chile),

Enersis	Feller Rate	Fitch
Shares	1st Class Level 1	1st Class Level 1
Bonds	AA / Stable	AA / Stable

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PRESS RELEASE Year Ended 2011

TABLE OF CONTENTS

Summary	1
Distribution Business	2
Generation and Transmission Business	3
Financial Summary	4
Market Summary	5
Risk Rating Classification Information	6
TABLE OF CONTENTS	7

YEAR ENDED DECEMBER 31, 2011	9

GENERAL INFORMATION	9
SIMPLIFIED ORGANIZATIONAL STRUCTURE	10
CONSOLIDATED INCOME STATEMENT ANALYSIS	11
NET INCOME	11
OPERATING INCOME	11
NET FINANCIAL INCOME	13
SALE OF ASSETS	13
TAXES	13
CONSOLIDATED BALANCE SHEET ANALYSIS	14
ASSETS UNDER IFRS	14
BOOK VALUE AND ECONOMIC VALUE OF ASSETS	16

LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER IFRS	17
DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$	19
DEBT MATURITY WITH THIRD PARTIES, MILLION CH$	19
EVOLUTION OF KEY FINANCIAL RATIOS	20
UNDER IFRS	21
CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE	22
THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP	23

ARGENTINA	28
GENERATION	28
Endesa Costanera	28
El Chocon	29
DISTRIBUTION	30
Edesur	30
BRAZIL	31
ENDESA BRASIL	31
GENERATION	31
Cachoeira	31
Fortaleza (cgtf)	32
TRANSMISSION	33
CIEN	33
DISTRIBUTION	34
Ampla	34
Coelce	35

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PRESS RELEASE Year Ended 2011

CHILE	36
GENERATION	36
Endesa Chile	36
DISTRIBUTION	37
Chilectra	37
COLOMBIA	39
GENERATION	39
Emgesa	39
DISTRIBUTION	40
Codensa	40
GENERATION	41
Edegel	41
DISTRIBUTION	42
Edelnor	42
MARKET INFORMATION	44
EQUITY MARKET	44
DEBT MARKET	47
CONFERENCE CALL INVITATION	48
DISCLAIMER	49

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PRESS RELEASE Year Ended 2011

YEAR ENDED DECEMBER 31, 2011

GENERAL INFORMATION

(Santiago, Chile, Tuesday, January 31, 2012.) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the year ended December 31, 2011. All figures are in Chilean pesos (Ch$) and in accordance with International Financial Reporting Standards (IFRS). Variations refer to comparison between the year ended December 31, 2010 and December 31, 2011.

Figures as of December 31, 2011 are additionally translated into US$, merely as a convenience translation, using the exchange rate of US$ 1 = Ch$ 519.20 for the Balance Sheet, and the average exchange rate for the period of US$ 1 = Ch$ 483.57 for the Income Statement, Cash Flow Statements, Capex and Depreciation values.

The consolidation includes the following investment vehicles and companies:
a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, and Inmobiliaria Manso de Velasco.
b) Others than Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

*	Includes Endesa Chile Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, and Tunel El Melón), non Chilean subsidiaries (Endesa Costanera, El Chocon, Edegel and Emgesa) and jointly controlled companies (Gas Atacama, Transquillota and Hidroaysén.)
**	Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE Year Ended 2011

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE Year Ended 2011

CONSOLIDATED INCOME STATEMENT ANALYSIS

NET INCOME

Enersis’ Net Income attributable to the owners of the controller for the cumulative period as of December 31, 2011 reached Ch$ 375,471 million, representing a 22.8% decrease over the same period 2010, which was Ch$ 486,227 million.

Under IFRS

Table 1
CONSOLIDATED INCOME STATEMENT	(Million Ch$)				(Thousand US$)
	2010	2011	Var 2010-2011	Chg %	2011
Sales	6,179,230	6,254,252	75,022	1.2%	12,933,499
Energy sales	5,653,725	5,805,296	151,571	2.7%	12,005,079
Other sales	50,571	31,746	(18,825)	(37.2%)	65,650
Other services	474,934	417,210	(57,724)	(12.2%)	862,770
Other operating income	384,351	280,628	(103,723)	(27.0%)	580,326
Revenues	6,563,581	6,534,880	(28,701)	(0.4%)	13,513,825

Energy purchases	(1,554,715)	(1,762,818)	(208,104)	(13.4%)	(3,645,425)
Fuel consumption	(672,038)	(742,639)	(70,601)	(10.5%)	(1,535,743)
Transportation expenses	(405,983)	(393,991)	11,992	3.0%	(814,755)
Other variable costs	(888,910)	(638,986)	249,924	28.1%	(1,321,393)
Procurements and Services	(3,521,646)	(3,538,435)	(16,788)	(0.5%)	(7,317,316)

Contribution Margin	3,041,935	2,996,446	(45,489)	(1.5%)	6,196,508

Other work performed by entity and capitalized	44,869	50,173	5,304	11.8%	103,756
Employee benefits expense	(374,678)	(378,552)	(3,874)	(1.0%)	(782,828)
Other fixed operating expenses	(450,435)	(540,698)	(90,264)	(20.0%)	(1,118,139)
Gross Operating Income (EBITDA)	2,261,691	2,127,368	(134,323)	(5.9%)	4,399,297
Depreciation and amortization	(449,017)	(424,900)	24,117	5.4%	(878,673)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(108,373)	(136,157)	(27,784)	(25.6%)	(281,567)
Operating Income	1,704,301	1,566,311	(137,990)	(8.1%)	3,239,057

Net Financial Income	(270,605)	(236,585)	34,020	12.6%	(489,247)
Financial income	171,237	233,613	62,376	36.4%	483,100
Financial costs	(438,358)	(465,411)	(27,053)	(6.2%)	(962,449)
Gain (Loss) for indexed assets and liabilities	(15,056)	(25,092)	(10,036)	(66.7%)	(51,889)
Foreign currency exchange differences, net	11,572	20,306	8,733	75.5%	41,991
Gains	91,331	80,873	(10,459)	(11.5%)	167,241
Losses	(79,759)	(60,567)	19,192	24.1%	(125,250)
Share of profit (loss) of associates accounted for using the equity method	1,016	8,466	7,450	733.5%	17,507
Net Income From Other Investments	273	1,038	766	280.7%	2,147
Net Income From Sale of Assets	11,711	(5,853)	(17,563)	(150.0%)	(12,103)

Net Income Before Taxes	1,446,695	1,333,377	(113,318)	(7.8%)	2,757,362
Income Tax	(346,007)	(460,837)	(114,830)	(33.2%)	(952,989)
NET INCOME ATTRIBUTABLE TO:	1,100,688	872,541	(228,148)	(20.7%)	1,804,373
Owners of parent	486,227	375,471	(110,756)	(22.8%)	776,457
Non-controlling interest	614,462	497,069	(117,392)	(19.1%)	1,027,916

Earning per share (Ch$ /share and US$ / ADR)	14.9	11.5	(3.4)	(22.8%)	1.2

OPERATING INCOME

Operating income decreased by Ch$ 137,990 million, or 8.1% when compared to 2010.

Below we present operating revenues and costs breakdown by business line for the period ending on December 31, 2010 and 2011:

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PRESS RELEASE Year Ended 2011

Table 2
Operating Income by Businesses	Generation and Transmission				Distribution
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2010	2011		2011	2010	2011		2011
Operating Revenues	2,780,604	2,700,026	(2.9%)	5,583,527	4,392,626	4,447,427	1.2%	9,197,071
Operating Costs	(1,730,510)	(1,705,652)	(1.4%)	(3,527,209)	(3,700,891)	(3,854,905)	4.2%	(7,971,762)
Operating Income	1,050,094	994,374	(5.3%)	2,056,318	691,735	592,522	(14.3%)	1,225,308

Operating Income by Businesses	Eliminations and Others				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2010	2011		2011	2010	2011		2011
Operating Revenues	(609,649)	(612,573)	0.5%	(1,266,773)	6,563,581	6,534,880	(0.4%)	13,513,825
Operating Costs	572,121	591,988	3.5%	1,224,203	(4,859,280)	(4,968,570)	2.2%	(10,274,768)
Operating Income	(37,528)	(20,585)	(45.1%)	(42,569)	1,704,301	1,566,311	(8.1%)	3,239,057

Generation and transmission business showed an Operating income of Ch$ 994,374 million, representing a Ch$ 55,720 million decrease from 2010, or 5.3%. Physical sales increased 2.2%, amounting to 64,840 GWh in 2011 (63,431 GWh for 2010).

Operating income for generation and transmission business line, detailed by country is shown in the following table:

Table 3
Generation & Transmission	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2010	2011		2011	2010	2011		2011	2010	2011		2011
Operating Revenues	1,345,371	1,257,995	(6.5%)	2,601,475	358,090	395,296	10.4%	817,454	359,211	309,049	(14.0%)	639,099
% of consolidated	48%	47%		47%	13%	15%		15%	13%	11%		11%
Operating Costs	(832,601)	(859,191)	3.2%	(1,776,766)	(311,379)	(361,383)	16.1%	(747,322)	(200,399)	(105,556)	(47.3%)	(218,285)
% of consolidated	48%	50%		50%	18%	21%		21%	12%	6%		6%

Operating Income	512,769	398,804	(22.2%)	824,708	46,710	33,914	(27.4%)	70,132	158,812	203,493	28.1%	420,814

Generation & Transmission	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2010	2011		2011	2010	2011		2011	2010	2011		2011
Operating Revenues	211,264	239,841	13.5%	495,981	507,526	498,569	(1.8%)	1,031,017	2,780,604	2,700,026	(2.9%)	5,583,527
% of consolidated	8%	9%		9%	18%	18%		18%	100%	100%
Operating Costs	(140,944)	(135,187)	(4.1%)	(279,560)	(246,044)	(245,061)	(0.4%)	(506,774)	(1,730,510)	(1,705,652)	(1.4%)	(3,527,209)
% of consolidated	8%	8%		8%	14%	14%		14%	100%	100%

Operating Income	70,319	104,655	48.8%	216,421	261,482	253,508	(3.0%)	524,243	1,050,094	994,374	(5.3%)	2,056,318

Distribution business showed a Ch$ 99,213 million lower operating income, totaling Ch$ 592,522 million. Physical sales amounted to 69,552 GWh, representing an increase of 2,278 GWh, or 3.4%. Our customer base increased by 384 thousand of new clients approximately, amounting to 13.7 million customers.

Operating Income for distribution business line, detailed by country, is as follows:

Table 4
Distribution	Chile				Argentina				Brazil
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2010	2011		2011	2010	2011		2011	2010	2011		2011
Operating Revenues	1,016,997	1,046,191	2.9%	2,163,474	295,538	279,725	(5.4%)	578,458	1,987,042	1,976,716	(0.5%)	4,087,755
% of consolidated	23%	24%		24%	7%	6%		6%	45%	44%		44%
Operating Costs	(905,231)	(926,506)	2.4%	(1,915,971)	(291,594)	(416,895)	43.0%	(862,119)	(1,683,188)	(1,622,070)	(3.6%)	(3,354,364)
% of consolidated	24%	24%		24%	8%	11%		11%	45%	42%		42%

Operating Income	111,767	119,685	7.1%	247,502	3,944	(137,170)	(3578.0%)	(283,661)	303,854	354,646	16.7%	733,391

Distribution	Peru				Colombia				Consolidated
	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$	Million Ch$		Chg%	Th. US$
	2010	2011		2011	2010	2011		2011	2010	2011		2011
Operating Revenues	307,159	329,309	7.2%	680,996	785,890	815,487	3.8%	1,686,388	4,392,626	4,447,427	1.2%	9,197,071
% of consolidated	7%	7%		7%	18%	18%		18%	100%	100%
Operating Costs	(242,211)	(259,410)	7.1%	(536,447)	(578,667)	(630,025)	8.9%	(1,302,861)	(3,700,891)	(3,854,905)	4.2%	(7,971,762)
% of consolidated	7%	7%		7%	16%	16%		16%	100%	100%

Operating Income	64,948	69,900	7.6%	144,549	207,222	185,462	(10.5%)	383,527	691,735	592,522	(14.3%)	1,225,308

Pg. 12

PRESS RELEASE Year Ended 2011

NET FINANCIAL INCOME

The Company’s net financial income as of December 31, 2011 was a loss of Ch$ 236,585 million, representing an improvement of 12.6% over 2010. The latter is mainly explained by higher financial income of Ch$ 62,376 million, mainly as a result of recognition of the agreement with CELG by Ch$ 35,181 million; the update on liabilities related to pension plans in Brazil and higher time deposits during the period mainly explained by Chilectra, CGTF and Enersis.

The latter was partially offset by higher financial expense by Ch$27,053 million, explained by the update on pensions in Brazil and a higher average cost of debt.

Additionally, during the period the Company registered a loss for indexed assets and liabilities of Ch$ 10,036 million, as a result of to the negative impact of inflation over U.F. denominated debt in Chile. The U.F., a non-transaction currency linked to the inflation in Chile, increased its value by 3.9% during 2011, when compared to the 2.5% increase registered during 2010.

SALE OF ASSETS

The net income from sale of assets registered a decrease of Ch$ 17,564 million, explained by the recognition of the loss generated due to the sale of CAM.

TAXES

Income tax net expense increased by Ch$ 114,830 million at the end of December 2011. The latter is explained by increases in: Ampla by Ch$ 20,097 million; CIEN by Ch$ 19,333 million; Cachoeira Dourada by Ch$ 12,815 million; Edesur by Ch$ 11,613 million; Chilectra by Ch$ 10,213 million; Coelce by Ch$ 12,269 million; Endesa Chile by Ch$ 8,291 million; San Isidro by Ch$ 7,268 million; Edegel by Ch$ 6,812 million; Pangue by Ch$ 10,213 million; Codensa by Ch$ 5,757 million; Enersis by Ch$ 5,560 million and Emgesa by Ch$ 4,105 million.

The latter was partially offset by decreases in: Pehuenche by Ch$ 8,253 million; Celta by Ch$ 4,039 million and Gas Atacama by Ch$ 857 million

Pg. 13

PRESS RELEASE Year Ended 2011

CONSOLIDATED BALANCE SHEET ANALYSIS

ASSETS UNDER IFRS

Table 5
ASSETS	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of December 31, 2011	Var 2010-2011	Chg %	As of December 31, 2011

CURRENT ASSETS
Cash and cash equivalents	961,355	1,219,921	258,566	26.9%	2,349,617
Other current financial assets	7,818	939	(6,878)	(88.0%)	1,809
Other current non-financial assets	35,993	72,466	36,473	101.3%	139,573
Trade and other current receivables	1,038,098	977,602	(60,496)	(5.8%)	1,882,901
Accounts receivable from related companies	20,472	35,283	14,811	72.3%	67,956
Inventories	62,652	77,926	15,274	24.4%	150,088
Current tax assets	137,987	141,828	3,840	2.8%	273,166
Non-current assets (or disposal groups) classified as held for sale	73,893	-	(73,893)	(100.0%)	-
Total Current Assets	2,338,268	2,525,965	187,697	8.0%	4,865,110

NON-CURRENT ASSETS
Other non-current financial assets	62,969	37,355	(25,614)	(40.7%)	71,947
Other non-current non-financial assets	103,736	109,501	5,765	5.6%	210,904
Trade accounts receivables and other receivables, net	319,568	443,328	123,760	38.7%	853,868
Investment accounted for using equity method	14,102	13,193	(908)	(6.4%)	25,411
Intangible assets other than goodwill	1,452,586	1,467,398	14,812	1.0%	2,826,268
Goodwill	1,477,022	1,476,404	(618)	(0.0%)	2,843,613
Property, plant and equipment, net	6,751,941	7,242,731	490,790	7.3%	13,949,790
Investment properties	33,019	38,056	5,037	15.3%	73,297
Deferred tax assets	452,634	379,939	(72,696)	(16.1%)	731,777
Total Non-Current Assets	10,667,577	11,207,906	540,329	5.1%	21,586,875

TOTAL ASSETS	13,005,845	13,733,871	728,026	5.6%	26,451,985

Total Assets increased Ch$ 728,026 million, mainly due to:

➢ Ch$ 540,329 million increase in non-current assets, or 5.1%, as a result of:

❖ Ch$ 490,790 million increase in Property, Plant and Equipment, explained by the net effect resulting from the translation of financial statements from local currencies to Chilean pesos by Ch$ 314,867 million, and additions for the period in approximately Ch$ 498,142 million. The latter was partially offset by the depreciation for the period of Ch$ 322,218 million.

❖ Ch$ 14,812 million increase in intangible assets other than goodwill, due to additions for the period of Ch$ 191,072 million, partially offset by the depreciation for the period of Ch$ 102,682 million, the exchange rates variations and the translation effect of Ch$ 15,036 million and effects related to the application of IFRIC 12 by Ch$ 58,542 million.

❖ Ch$ 123,760 million increase in trade accounts receivables and other receivables, mainly due to the increase in Ampla by Ch$ 62,736 million and Coelce by Ch$ 23,054 million, by the appliance of IFRIC 12 interpretation, related to service concession arrangements. Also due to increases in Costanera and Chocon for a total consideration of Ch$ 25,148 million due to FONINVEMEN II and Cachoeira Dourada due to the agreement with CELG by Ch$ 12,866 million. The latter was partially offset by the decrease in Chilectra by Ch$ 3,347 million and CIEN by Ch$ 2,263 million.

The latter was partially compensated by

Pg. 14

PRESS RELEASE Year Ended 2011

❖ Ch$ 72,696 million decrease in deferred taxes in: Codensa by Ch$ 30,704 million; Edesur by Ch$ 17,449 million; CIEN by Ch$ 15,550 million; Chilectra by Ch$ 8,870 million and Enersis by Ch$ 2,385 million.

❖ Decrease of Ch$ 25,614 million in other non-current financial assets, mainly explained by the drop in Endesa Chile by Ch$ 15,878 million, due to MTM of derivatives and reduction in Enersis by Ch$ 8,667 million in cash collateral.

➢ Ch$ 187,697 million increase in current assets or 8.0%, mainly due to:

❖ Ch$ 258,566 million increase in Cash and Cash Equivalent, primarily explained by increases in: Enersis by Ch$ 266,013 million due to increases in repos; higher amount of time deposits in Emgesa by Ch$ 61,676 million, Coelce by Ch$ 58,658 million, Codensa by Ch$ 55,608 million Cachoeira Dourada by Ch$ 41,348 million, CGTF by Ch$ 23,112 million, Edegel by Ch$ 18,899 million, Endesa Argentina by Ch$ 3,424 million and Endesa Chile by Ch$ 2,835 million. The latter was partially offset by decreases in Endesa Brasil by Ch$ 143,892 million explained by a payment made to IFC and dividends, Chilectra by Ch$ 80,239 million due to debt payment and dividends, Edesur by Ch$ 24,227 million due to decreases in time deposits, Edelnor by Ch$ 17,502 million and CIEN by Ch$ 11,421 million.

❖ Increase in other current non-financial assets by Ch$ 36,473 million, mainly explained by prepayments of goods and services, mostly related to insurances.

❖ Ch$ 73,893 million decrease in non-current assets classified as held for sell, related to the selling process of the former subsidiaries CAM and Synapsis, that took place in the first quarter of 2011.

❖ Decrease in trade and other accounts receivables by Ch$ 60,496 million mainly explained by: Coelce by Ch$ 41,821 million, Chilectra by Ch$ 32,779 million, Ampla by Ch$ 18,724 million, GasAtacama by Ch$ 7,947 million, CGTF by Ch$ 1,295 million and Codensa by Ch$ 975 million. The latter was partially compensated by increases in Endesa Chile by Ch$ 21,186 million, Pehuenche by Ch$ 19,352 million, Edelnor by Ch$ 12,688 million, Edegel by Ch$ 6,009 million and Pangue by Ch$ 3,946 million.

Pg. 15

PRESS RELEASE Year Ended 2011

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Regarding the more important assets, the following should be mentioned:

Properties, Plants and Equipment are valued at their purchase cost, net of the corresponding accumulated depreciation and impairment loss they have been subject to. Properties, Plants and Equipment, net of their residual value, if applicable, are linearly depreciated by distributing the cost of their different elements along the estimated years of useful life, which is the period that the companies expect to use them. The useful life is reviewed regularly.

The goodwill value generated by consolidation represents the acquisition cost surplus on the Group’s stake in terms of the reasonable value of assets and liabilities, including the identifiable contingent liabilities of a subsidiary at the time of acquisition. Goodwill is not amortized. Instead, at the closing of each accounting period an assessment is made of whether any impairment has occurred during the period that could reduce its recoverable value to an amount below the registered net cost, proceeding in this event to make a timely impairment adjustment (See Note 3.e to the Consolidated Financial Statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In the event of any such indication, an estimate of the recoverable sum of said asset is made to determine, if applicable, the depreciated amount. If this involves identifiable assets that do not originate independent cash flows, the recoverability of the Cash Generating Unit that the asset belongs to is estimated, understanding as such the smaller group of identifiable assets that generate independent cash incomes.

Assets expressed in foreign currency are expressed at the prevalent exchange rate at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long term maturities. These operations are adjusted according to prevalent market equity conditions.

In summary, assets are valued according to the International Financial Reporting Standards, whose criteria are expressed in Note 3 of the Consolidated Financial Statements.

Pg. 16

PRESS RELEASE Year Ended 2011

Table 6
LIABILITIES AND SHAREHOLDERS' EQUITY	(Million Ch$)				(Thousand US$)
	As of Dec 31, 2010	As of December 31, 2011	Var 2010-2011	Chg %	As of December 31, 2011

CURRENT LIABILITIES
Other current financial liabilities	665,598	672,082	6,484	1.0%	1,294,458
Trade and other current payables	1,224,490	1,235,064	10,574	0.9%	2,378,784
Accounts payable to related companies	148,202	157,178	8,975	6.1%	302,730
Other short-term provisions	115,449	99,703	(15,747)	(13.6%)	192,031
Current tax liabilities	147,667	235,853	88,187	59.7%	454,263
Current provisions for employee benefits	5,450	-	(5,450)	(100.0%)	-
Other current non-financial liabilities	35,791	60,653	24,863	69.5%	116,821
Liabilities (or disposal groups) classified as held for sale	64,630	-	(64,630)	(100.0%)	-
Total Current Liabilities	2,407,277	2,460,534	53,256	2.2%	4,739,086

NON-CURRENT LIABILITIES
Other non-current financial liabilities	3,014,956	3,271,355	256,399	8.5%	6,300,761
Non-current payables	37,237	14,305	(22,932)	(61.6%)	27,551
Accounts payable to related companies	1,084	-	(1,084)	(100.0%)	-
Other-long term provisions	225,522	202,574	(22,949)	(10.2%)	390,165
Deferred tax liabilities	555,924	508,438	(47,485)	(8.5%)	979,272
Non-current provisions for employee benefits	215,819	277,526	61,707	28.6%	534,526
Other non-current non-financial liabilities	33,997	102,985	68,988	202.9%	198,354
Total Non-Current Liabilities	4,084,540	4,377,183	292,644	7.2%	8,430,630

SHAREHOLDERS' EQUITY
Issued capital	2,824,883	2,824,883	-	0.0%	5,440,838
Retained earnings (losses)	2,103,690	2,232,969	129,279	6.1%	4,300,788
Share premium	158,760	158,760	-	0.0%	305,777
Other equity changes	-	-	-		-
Reserves	(1,351,787)	(1,320,883)	30,905	2.3%	(2,544,073)
			-
Equity Attributable to Shareholders of the Company	3,735,545	3,895,729	160,184	4.3%	7,503,329
Equity Attributable to Minority Interest	2,778,483	3,000,425	221,942	8.0%	5,778,939
Total Shareholders' Equity	6,514,028	6,896,154	382,126	5.9%	13,282,269

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	13,005,845	13,733,871	728,026	5.6%	26,451,985

The Company’s total liabilities and shareholders’ equity increased by Ch$ 728,026 million, when compared to the period ended on December 31, 2010, due to Ch$ 382,126 million increase in shareholders’ equity, Ch$ 292,643 million increase in non-current liabilities and Ch$ 53,257 million increase of current liabilities. The detail is explained as follows:

➢ Non-current liabilities increased by Ch$ 292,643 million, or 7.2%, mainly due to:

❖ Other non-current financial liabilities (financial debt and derivatives) increased by Ch$ 256,399 million, mainly due to increases in: Emgesa by Ch$ 147,029 million, due to the issuance of a bond in local currency in the international capital market; in Coelce by Ch$ 82,662 million due to higher amount of loans; in Endesa Chile by Ch$ 38,476 million, due to the effect of debt in US$ and UF; in Ampla by Ch$ 9,875 million due to exchange rate differences; in Codensa by Ch$ 18,636 million; in Chocon by Ch$ 17,138 million and Edesur by Ch$ 8,611 million. The latter was partially offset by CIEN by Ch$ 56,400 million, due to a loan payment.

❖ Other non-current non-financial liabilities increased by Ch$ 68,988 million, mainly in Emgesa and Codensa by Ch$ 22,026 million and Ch$ 14,519 million respectively, due to the recording of the equity tax impact as of January 2, 2011. Also due to increases in Endesa Chile by Ch$ 8,881 million, CIEN by Ch$ 4,461 million, Coelce by Ch$ 3,699 million, Cachoeira Dourada by Ch$ 3,501 million and in Ampla by Ch$ 2,147 million.

Pg. 17

PRESS RELEASE Year Ended 2011

❖ Increase in non-current provisions for employee benefits of Ch$ 61,707 million due to increases in Ampla by Ch$ 44,229 million; Emgesa by Ch$ 4,778 million; Edesur by Ch$ 4,009, Coelce by Ch$ 2,134 million; Codensa by Ch$ 1,692 million; Chilectra by Ch$ 1,527 million and Endesa Chile by Ch$ 714 million.

❖ Decreases in Other long term provisions by Ch$ 22,949 million due to lower provisions in CIEN by Ch$ 36,149; Edegel by Ch$ 8,617 million and Edesur by Ch$ 2,211 million, partially compensated by increases in Ampla of Ch$ 13,294 million; Coelce by Ch$ 9,212 million and Codensa by Ch$ 2,596 million.

❖ Decrease in non-current payable by Ch$ 22,932 million due to the decrease in Coelce by Ch$ 5,935 million; Cachoeira Dourada by Ch$ 4,700 million; CIEN by Ch$ 4,599 million and Ampla by Ch$ 3,965 million.

➢ Current liabilities increased by Ch$ 53,257 million, equivalent to 2,2%, mainly explained by the following changes:

❖ Increase in current tax liabilities by Ch$ 88,187 million, explained by increases in Chilectra by Ch$ 15,833 million; Cachoeira Dourada by Ch$ 14,780 million; Emgesa by Ch$ 14,175 million; Edegel by Ch$ 14,056 million; San Isidro by Ch$ 5,740 million; Ampla by Ch$ 5,533 million and Pehuenche by Ch$ 4,804 million.

❖ Increase in Other current non-financial liabilities by Ch$ 24,863 million, explained by increases in: Ampla by Ch$ 8,138 million; Edesur by Ch$ 6,612 million; Edelnor by Ch$ 3,445 million; Coelce by Ch$ 2,728 million; Codensa by Ch$ 1,425 million; Cachoeira Dourada by Ch$ 836 million and CGTF by Ch$ 715 million.

The above was partially offset by:

❖ Reduction in liabilities included in groups of assets for disposal classified as held for sale, of Ch$64,630 million, as a result of the sale of the liabilities of CAM and Synapsis during the third quarter of 2011.

Equity increases by Ch$382,126 million with respect to 2010:

❖ The equity attributable to owners of the controller increases by Ch$160,184 million, mainly explained by the effect of the comprehensive result for the period of Ch$ 368,569 million, primarily driven by the result of the dominant of Ch$ 375,471 million, positive translation reserves of Ch$ 60,107 million, negative hedge reserve of Ch$ 41,094 million and negative other reserves of Ch$ 25,916 million, less dividends of Ch$ 209,887 million.

❖ Non-controller participations increased by Ch$ 221,942 million, mainly explained by the effect of the comprehensive result for the period of Ch$ 602,765 million, principally driven by the result for the period of the non-controllers of Ch$ 497,069 million and other comprehensive results of the period of Ch$ 105,696 million, partially offset by the reduction in other equity movements of Ch$ 380,823 million.

Pg. 18

PRESS RELEASE Year Ended 2011

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 7
(Thousand US$)	2012	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	108,829.1	423,483.2	736,635.3	223,650.4	426,470.4	17,622.3	1,074,414.4	3,011,105.0
Enersis	4,492.9	4,751.2	551,142.6	5,313.3	412,063.1	5,941.9	32,118.8	1,015,823.8
Chilectra	0.6	-	-	-	-	-	-	0.6
Endesa Chile	104,335.6	418,731.9	185,492.7	218,337.0	14,407.3	11,680.3	1,042,295.7	1,995,280.6
Argentina	170,558.8	106,393.4	60,023.8	35,065.6	17,077.1	-	-	389,118.8
Edesur	41,828.9	42,946.4	6,988.0	-	-	-	-	91,763.3
Costanera	98,247.6	34,996.2	27,958.6	27,341.9	17,077.1	-	-	205,621.3
Chocón	30,207.3	28,450.8	25,077.2	7,723.8	-	-	-	91,459.1
Hidroinvest	275.0	-	-	-	-	-	-	275.0
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	115,630.2	110,663.4	107,015.5	83,759.3	88,965.9	84,269.0	141,167.3	731,470.7
Edelnor	55,684.8	58,917.5	56,738.0	50,040.8	31,602.4	37,093.8	59,345.3	349,422.6
Edegel	59,945.4	51,745.9	50,277.5	33,718.5	57,363.5	47,175.2	81,822.0	382,048.1
Brazil	529,486.2	227,965.7	163,503.3	137,081.1	187,498.7	128,575.8	141,668.2	1,515,778.9
Endesa Brasil	-	-	-	-	-	-	-	-
Coelce	119,141.8	98,395.9	96,580.1	38,857.3	91,942.6	63,785.0	79,395.4	588,098.1
Ampla	287,995.6	115,178.5	51,489.4	81,671.9	87,887.1	56,493.6	58,395.7	739,112.0
Cachoeira	-	-	-	-	-	-	-	-
Cien	108,929.4	-	-	-	-	-	-	108,929.4
Fortaleza	13,419.3	14,391.4	15,433.8	16,551.9	7,669.0	8,297.1	3,877.0	79,639.5
Colombia	174,359.9	41,179.8	284,480.4	128,686.9	74,638.4	289,030.7	689,813.1	1,682,189.2
Codensa	17,357.3	41,179.8	211,561.2	-	74,638.4	201,523.7	41,179.8	587,440.2
Emgesa	157,002.7	-	72,919.1	128,686.9	-	87,507.1	648,633.3	1,094,749.1
TOTAL	1,098,864.3	909,685.5	1,351,658.2	608,243.3	794,650.5	519,497.8	2,047,063.1	7,329,662.7

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 7.1
(Million Ch$)	2012	2013	2014	2015	2016	2017	Balance	TOTAL
Chile	56,504	219,872	382,461	116,119	221,423	9,149	557,836	1,563,366
Enersis	2,333	2,467	286,153	2,759	213,943	3,085	16,676	527,416
Chilectra	0	-	-	-	-	-	-	0
Endesa Chile	54,171	217,406	96,308	113,361	7,480	6,064	541,160	1,035,950
Argentina	88,554	55,239	31,164	18,206	8,866	-	-	202,030
Edesur	21,718	22,298	3,628	-	-	-	-	47,644
Costanera	51,010	18,170	14,516	14,196	8,866	-	-	106,759
Chocón	15,684	14,772	13,020	4,010	-	-	-	47,486
Hidroinvest	143	-	-	-	-	-	-	143
CTM	-	-	-	-	-	-	-	-
TESA	-	-	-	-	-	-	-	-
Peru	60,035	57,456	55,562	43,488	46,191	43,752	73,294	379,780
Edelnor	28,912	30,590	29,458	25,981	16,408	19,259	30,812	181,420
Edegel	31,124	26,866	26,104	17,507	29,783	24,493	42,482	198,359
Brazil	274,909	118,360	84,891	71,172	97,349	66,757	73,554	786,992
Endesa Brasil	-	-	-	-	-	-	-	-
Coelce	61,858	51,087	50,144	20,175	47,737	33,117	41,222	305,341
Ampla	149,527	59,801	26,733	42,404	45,631	29,332	30,319	383,747
Cachoeira	-	-	-	-	-	-	-	-
Cien	56,556	-	-	-	-	-	-	56,556
Fortaleza	6,967	7,472	8,013	8,594	3,982	4,308	2,013	41,349
Colombia	90,528	21,381	147,702	66,814	38,752	150,065	358,151	873,393
Codensa	9,012	21,381	109,843	-	38,752	104,631	21,381	304,999
Emgesa	81,516	-	37,860	66,814	-	45,434	336,770	568,394
TOTAL	570,530	472,309	701,781	315,800	412,583	269,723	1,062,835	3,805,561

Pg. 19

PRESS RELEASE Year Ended 2011

EVOLUTION OF KEY FINANCIAL RATIOS

Table 8
Indicator	Unit	As of Dec 31, 2010	As of December 31, 2011	Var 2010-2011	Chg %
Liquidity	Times	0.97	1.03	0.06	6.2%
Acid ratio test *	Times	0.94	0.98	0.04	4.3%
Working capital	Million Ch$	(69,010)	65,431	134,441	194.8%
Working capital	Thousand US$	(132,915)	126,023	258,939	194.8%
Leverage **	Times	1.00	0.99	(0.01)	(1.0%)
Short-term debt	%	37.0	36.0	(1.00)	(2.7%)
Long-term debt	%	63.0	64.0	1.00	1.6%
* (Current assets net of inventories and prepaid expenses) / Current liabilities
** Total debt / (equity + minority interest)

Table 8.1
Indicator	Unit	2010	2011	Var 2010-2011	Chg %
Financial expenses coverage *	Times	5.12	4.52	(0.59)	(11.6%)
Op. income / Op. rev.	%	25.97	23.97	(2.00)	(7.7%)
ROE **	%	13.41	9.84	(3.57)	(26.6%)
ROA **	%	8.40	6.53	(1.87)	(22.3%)
* EBITDA / Financial costs
** Annualized figures

The liquidity ratio at December 31, 2011 was 1.03:1, a slight increase of 0.06 times, equivalent to 6.2%, with respect to December 31, 2010. This reflects a company with a solid liquidity position, maintaining its bank debt, financing its investments with cash generation and a satisfactory debt maturity structure.

The leverage ratio is 0.99:1 as of December 31, 2011, reducing by 1.0% with respect to December 31, 2010.

The financial cost coverage shows a fall of 0.59 times, equivalent to 11.6%, passing from 5.12:1 at December 31, 2010 to 4.52:1 at December 31, 2011. This is the result of the fall in the company’s EBITDA in 2011.

The profitability indicator, being operating income over ordinary revenues, declined 7.7% to 24.0% at December 31, 2011.

On the other hand, the annualized return on equity of the owners of the controller (dominant) is 9.8%, with a fall of 26.6% with respect to December 31, 2010 when it was 13.4%. This was the result of the lower result reported for the period, added to the increase of the equity of the owners.

The annualized return on assets passed from 8.4% as of December 31, 2010 to 6.5% in December 31, 2011 as a result of the decline in the result for the present period and the increase in assets.

Pg. 20

PRESS RELEASE Year Ended 2011

Consolidated Statements of Cash Flows Analysis

UNDER IFRS

Table 9
Cash Flow	(Million Ch$)				(Thousand US$)
	2010	2011	Var 2010-2011	Chg %	2011

Net Income	1,100,688	872,541	(228,148)	(20.7%)	1,804,373

Adjustments to reconcile net income
Income tax expense	346,007	460,837	114,830	33.2%	952,989
Decrease (increse) in inventories	13,375	(9,319)	(22,694)	(169.7%)	(19,271)
Decrease (increase) in trade accounts receivable	(164,046)	(10,784)	153,262	93.4%	(22,301)
Decrease (increase) in other operating accounts receivable	(171,237)	(233,613)	(62,376)	(36.4%)	(483,100)
Decrease (increase) in trade accounts payable	128,805	(179,340)	(308,144)	(239.2%)	(370,866)
Decrease (increase) in other operating accounts payable	453,414	490,504	37,090	8.2%	1,014,338
Depreciation and amortization expense	449,017	424,900	(24,117)	(5.4%)	878,673
(Reversal of) Impairment losses	108,373	136,157	27,784	25.6%	281,567
Provisions	(29,193)	(83,617)	(54,423)	(186.4%)	(172,915)
Unrealized foreign currency exchange differences	(11,572)	(20,306)	(8,733)	(75.5%)	(41,991)
Non-distributed gains from associates	(1,016)	(8,466)	(7,450)	(733.5%)	(17,507)
Minority interest	-	-	-		-
Other non-cash	71,286	242,958	171,672	240.8%	502,425
Total adjustments to Reconcile to Operating Income	1,193,213	1,209,911	16,698	1.4%	2,502,040

Dividends paid	-	-	-		-
Dividends received	-	-	-		-
Payments of interest classified as operating	-	-	-		-
Proceeds of interest received classified as operating	-	-	-		-
Income taxes refund (paid)	(349,297)	(361,092)	(11,795)	(3.4%)	(746,721)
Other inflows (outflows) of cash	(1,189)	(22,913)	(21,724)	(1826.3%)	(47,384)

NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	1,943,415	1,698,446	(244,969)	(12.6%)	3,512,307

Net Cash Flows provided by (used in) Investing Activities
Cash flows from loss of control of subsidiaries or other businesses.	-	12,662	12,662		26,185
Acquisitions of associates	-	-	-		-
Cash flows used for the purchase of non-controlling	-	-
Loans to related companies	-	(26)	(26)		(53)
Proceeds from sales of property, plant and equipment	8,890	6,049	(2,841)	(32.0%)	12,509
Purchase of property, plant and equipment	(473,922)	(498,142)	(24,220)	(5.1%)	(1,030,134)
Proceeds from sales of intangible assets	1,425	8,966	7,541	529.3%	18,540
Acquisitions of intangible assets	(227,419)	(187,864)	39,555	17.4%	(388,494)
Proceeds from other long term assets.	-	41	41		85
Purchase of other long-term assets	-	-	-		-
Proceeds from prepayments reimbursed and third party loans	-	-	-		-
Prepayments and third party loans	-	(1,285)	(1,285)		(2,657)
Dividends received	3,279	4,025	746	22.8%	8,324
Interest received	6,808	19,612	12,804	188.1%	40,556
Other inflows (outflows) of cash	(94,842)	11,992	106,834	112.6%	24,799
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(775,781)	(623,970)	151,811	19.6%	(1,290,340)

Cash Flows provided by (used in) Financing Activities
Proceeds from shares issue	-	97	97		201
Proceeds from long-term borrowings	263,125	646,273	383,148	145.6%	1,336,462
Repayments of borrowings	822	9,129	8,307	1011.0%	18,878
Payments of loans	(740,287)	(629,404)	110,882	15.0%	(1,301,579)
Payments of finance lease liabilities	(24,130)	(11,479)	12,651	52.4%	(23,738)
Repayment of loans to related companies	-	-	-		-
Dividends paid	(556,087)	(648,107)	(92,020)	(16.5%)	(1,340,255)
Interest paid	(244,596)	(248,097)	(3,501)	(1.4%)	(513,053)
Other financing proceeds (payments)	18,132	(9,841)	(27,974)	(154.3%)	(20,351)
NET CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,283,021)	(891,430)	391,591	30.5%	(1,843,434)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS BEFORE EFFECTS OF EXCHANGE RATE	(115,387)	183,047	298,434	258.6%	378,533

Effect of exchange rate changes on cash and cash equivalents	(58,159)	75,519	133,678	229.8%	156,170
Net Increase (Decrease) in Cash and Cash Equivalents	(173,546)	258,566	432,112	249.0%	534,703
Cash and cash equivalents at end of period	1,134,901	961,355	(173,546)	(15.3%)	1,988,037
Ending Balance of Cash and Cash Equivalents	961,355	1,219,921	258,566	26.9%	2,522,740

Pg. 21

PRESS RELEASE Year Ended 2011

The company generated a negative net cash flow during the period of Ch$ 183,047 million, comprising the following:

Operating activities for 2011 generated a net positive flow of Ch$ 1,698,447 million, a fall of 12.6% compared to the year before. This flow comprises mainly the earnings for the period of Ch$ 872,541 million, which is adjusted to reconcile the result of Ch$ 708,679 million. This adjustment includes the amortization, depreciation and impairment of assets of Ch$ 561,057 million and interest expenses of Ch$ 256,891 million. This is partly compensated by the reduction in working capital of Ch$ 107,436 million.

Investment activities generated a negative net cash flow of Ch$ 623,970 million, representing an increase in cash of 19.6% or Ch$ 151,811 million compared to the same period of 2010. These disbursements relate mainly to the acquisition of properties, plant and equipment of Ch$ 498,142 million and the incorporation of intangible assets (IFRIC 12) of Ch$187,864 million, compensated partly by the net cash flow from the sale of CAM and Synapsis of Ch$12,662 million and interests received of Ch$ 19,612 million.

Financing activities generated a net negative cash flow of Ch$ 891,430 million, principally the payment of dividends for Ch$ 648,107 million, loan repayments of Ch$ 629,404 million and interest payments of Ch$ 248,097 million. This is partially offset by loan drawings of Ch$ 646,273 million.

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 10
Cash Flow	Interest Received		Dividends Received		Capital Reductions		Others		Total Cash Received
(Thousand US$)
	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011
Argentina	1,586.2	1,503.3	8,772.2	-	-	-	-	101.8	10,358.5	1,605.1
Peru	-	-	68,582.2	77,896.4	-	-	-	-	68,582.2	77,896.4
Brazil	-	-	194,835.9	345,810.2	-	-	-	-	194,835.9	345,810.2
Colombia	-	-	221,251.8	27,664.4	59,462.9	-	-	-	280,714.7	27,664.4
Others	-	-	-	-	-	-	-	-	-	-
Total	1,586.2	1,503.3	493,442.1	451,371.1	59,462.9	-	-	101.8	554,491.3	452,976.2

Source: Internal Financial Report

Pg. 22

PRESS RELEASE Year Ended 2011

Table 11
	Payments for Additions of Fixed Assets			Depreciation

	Million Ch$		Thousand US$	Million Ch$		Thousand US$
	2010	2011	2011	2010	2011	2011
Endesa Chile	254,872	264,883	547,766	175,068	170,051	351,657
Cachoeira	4,668	686	1,419	7,383	7,280	15,055
Endesa Fortaleza	1,870	7,530	15,572	7,999	8,051	16,649
Cien	1,884	310	641	29,986	11,122	23,000
Chilectra S.A.	31,148	19,947	41,249	21,191	21,777	45,034
Edesur	58,221	82,014	169,601	14,279	13,244	27,388
Edelnor	33,203	37,704	77,970	19,800	20,002	41,363
Ampla (*)	120,785	131,519	271,975	44,976	56,424	116,682
Coelce (*)	102,946	51,309	106,105	51,936	41,649	86,128
Codensa	76,255	77,456	160,175	59,143	59,957	123,988
Cam Ltda.(**)	1,148	46	95	1,774	294	608
Inmobiliaria Manso de Velasco Ltda.	708	2,311	4,779	285	259	536
Synapsis (***)	3,326	488	1,009	3,084	478	988
Enersis holding and investment companies	388	991	2,049	1,080	1,208	2,498
Total	691,422	677,194	1,400,405	437,984	411,796	851,575
(*) Includes concessions intangible assets.
(**) Company sold on February 24th, 2011.
(***) Company sold on March 1st, 2011.

     THE PRINCIPAL RISKS ASSOCIATED TO THE ACTIVITIES OF THE ENERSIS GROUP

Commercial and Regulatory Risk

The Group’s activities are subject to a broad range of governmental standards and environmental regulations. Any modification of such standards and regulations may affect the Group’s activities, economic situation and operating results.

The Group’s distribution activity is subject to a wide range of rules regarding tariffs and other issues that govern their activities in each of the countries where it operates and which could modify distribution subsidiaries operating results.

The Group’s generation activity is subject to existing hydrological and weather conditions in the geographic zones in which the Group’s hydroelectric generating plants are located. Commercial policies have been planned in order to moderate the possible impact of changes in these variables.

Group’s activities are subject to certain environmental regulation which Enersis fulfills constantly. Modifications applied on such regulations may affect the operations, economic condition or the results of these operations.

Enersis and its operating subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtaining permits, licenses and other authorizations and the fulfillment of all requirements of those licenses, permits and norms. As any other regulated company, Enersis cannot guarantee:

• The approval from regulators of environmental impact studies.

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PRESS RELEASE Year Ended 2011

• That public opposition may not cause delays or modifications to any proposed project and
• That laws or regulations may not change or be interpreted in a manner that could adversely affect the operations or the plans for companies in which Enersis or its subsidiaries hold investments.

The group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions at any time in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

Financial situation and the results from operations could be adversely affected if risk exposure weren’t efficiently managed in regards to interest rates, prices of commodities, and exchange rates.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities pegged to a variable interest rate.

In compliance with our current interest rate hedging policy, the portion of fixed and/or hedged debt to the total net debt was 62% as of December 31, 2011 on a consolidated basis.

Depending on the Group’s estimates and debt structure objectives, hedging transactions take place hiring derivatives that mitigate these risks.

The structure of Enersis’ financial debt sort by fixed, protected and variable interest rate, and after derivatives, is as follows:

Net Position:

	Dec. 31	Dec. 31
	2011	2010
	%	%
Fixed Interest Rate	62%	51%
Variable Interest Rate	38%	49%
Total	100%	100%

Exchange Rate Risk

The exchange rate risks are mainly related to the following transactions:

• Foreign currency debts raised by Group’s companies.
• Payments to be made on international markets for the acquisition of projects related materials.
• Group companies’ incomes directly linked to the evolution of the dollar, and

Pg. 24

PRESS RELEASE Year Ended 2011

• Incoming cash flows from our subsidiaries abroad exposed to exchange rate fluctuations.

In order to mitigate exchange rate risks, Enersis’ exchange rate hedging policy is based on cash flows and it strives to maintain a balance between dollar indexed flows and the asset and liability levels in such currency. Cross currency swaps and exchange rate forwards are the instruments currently used in compliance with this policy. Likewise, the policy looks to refinance debts in each company’s functional currency.

Commodities Risk

Enersis is exposed to the price fluctuation risk on some commodities, basically through

• Fuel purchases for the electricity generation and also,
• Energy transactions in the local markets.

In order to reduce risks in extreme drought conditions, the company has designed a trading policy that defines sales commitment levels consistent with its generating plants’ firm energy in a dry year, including risk mitigation clauses in some unregulated clients’ contracts.

In view of the operative conditions by the electricity generation market in Chile has experienced, like extreme drought and rising oil prices, the company has decided to hire a derivative to place a cap on the Brent price for consumption. As of December 31, 2011 there are no outstanding coverage instruments and instruments taken in the past have been specific and for no considerable monetary amounts. Market and operative conditions will be constantly analyzed to adjust the volume hedged or take new hedges for the following months.

Liquidity Risk

In engaging committed long term credit facilities and short term financial investments the Group maintains a consistent liquidity policy, for the amounts required to support projected needs for the period, contingent with the situation and the expectations in the debt and capital markets.

As of December 31, 2011, the Enersis Group held liquidity in the amount of Ch$ 1,217,904 million in Cash and Cash Equivalent and Ch$ 424,561 million in committed long term credit lines. As of December 31st, 2010, the Enersis Group held liquidity in the amount of Ch$ 961,355 million in Cash and Cash Equivalent and Ch$ 242,750 million in committed long term credit lines.

Credit Risk

Credit risk in accounts receivable, originating from trading activities, has been historically very limited given that the short term collection conditions with customers doesn’t allow them to individually accumulate significant amounts. Additionally, in the case of the so-called “unregulated clients” of our electricity generation and distribution business, a formal procedure is applied to control the credit risk, using a systematic evaluation of our counterparties, index definition and credit risk factors by virtue of which the contracts are approved or additional guarantee requirements are defined.

Furthermore, in our electricity generating business, in the event of non-payment, some countries allow power supply cut-offs, and in almost all contracts a lack of payment is established as cause for contract termination. For this purpose, credit risks are constantly monitored and the maximum amounts exposed to payment risks are measured, which are limited.

Pg. 25

PRESS RELEASE Year Ended 2011

In turn, in our electricity distribution business, the energy supply cut-off is a power held by our companies in case of default by our customers, applied in accordance with the applicable regulation in each country, enabling the credit risk evaluation and control process, which is also limited.

Surplus cash flow investments are placed in prime national and foreign financial entities (with an investment grade equivalent risk rating) with limits set for each entity.

In the selection of banks for investment, the Group considers those that hold two investment grade classifications, according to the three main international risk agencies (Moody’s, S&P and Fitch Ratings).

Positions are backed up by treasury bonds from the country of operations and instruments issued by the most reputable banks, favoring, wherever possible, the first ones.

Derivatives are engaged with highly solvent entities; about 80% of operations are conducted with entities that hold an A- or higher rating.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial derivatives positions in order to guarantee that the risk taken by the company remains consistent with the risk exposure defined by Management, thus restricting the volatility of its financial results.

The positions portfolio used in the calculations of the current Value at Risk is comprised of debt and financial derivatives.

The calculated Value at Risk represents the possible value loss of the aforementioned positions portfolio over one day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has been studied, including:

• The U.S. dollar Libor interest rate.
• The usual banking local indexes for debts, taking into account the different currencies our companies operate under, and
• The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return, has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Pg. 26

PRESS RELEASE Year Ended 2011

Taking in consideration the above mentioned hypotheses, the breakdown for VaR in every mentioned type of positions is the following:

Financial Positions	Dec. 31 2011 Th Ch$	Dec. 31 2010 Th Ch$
Interest Rate	41,560,004	38,847,459
Exchange Rate	3,602,591	539,575
Correlation	(310,050)	(2,695,024)
Total	44,852,545	36,692,010

Other Risks

A portion of Enersis and Endesa Chile’s debt is subject to cross default provisions. If certain defaults in debt of certain specific subsidiaries are not remedied within specified grace periods, a cross default could affect Endesa Chile and Enersis, and under certain scenarios, debts at the holding company level could be accelerated.

Nonpayment – after any applicable grace period – of the debts of Enersis and Endesa Chile, or their so-called Relevant Subsidiaries, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and with a missed payment also in excess of US$ 50 million, could give rise to a cross default of several bank revolving debt facilities at the Endesa Chile and Enersis levels. Furthermore, some of these debt facilities are also subject to cross acceleration provisions in the event of a default in other Relevant Subsidiary debt, for reasons other than payment default, for events such as bankruptcy, insolvency proceedings, and materially adverse governmental or legal actions, in all cases for amounts in excess of US$ 50 million.

Similarly, nonpayment – after any given applicable grace period - of the debts of these companies or any of their Chilean subsidiaries, in single indebtedness in default with a principal in excess of US$ 30 million dollars, could potentially give rise to a cross default of Enersis and Endesa Chile Yankee bonds.

There are no clauses in the credit agreements by which changes in the corporate or debt classification of these companies from risk classification agencies could trigger prepayments. Nevertheless, a modification in the Standard & Poor’s (S&P) debt risk classification in foreign currency could trigger a change in the margin applicable to determine the interest rate, in the credit loans executed in 2006, and in local credit lines executed in 2009.

Pg. 27

PRESS RELEASE Year Ended 2011

ARGENTINA
GENERATION

In Argentina, the 2011 operating result amounted to Ch$ 33,914 million, which represents a 27.4% drop in relation to last year’s records. That is primarily explained because of higher fuel consumption, transportation expenses and energy purchases. The foregoing was partially offset by a higher operating income of Ch$ 37,207 million, due mostly to a price increment in average energy sales prices stated in pesos.

The EBITDA of the operations in Argentina amounted to Ch$ 50,562 million; namely, 22% lower with respect to that recorded in 2010.

ENDESA COSTANERA

Endesa Costanera’s operating result amounted to Ch$ 6,480 million in the year 2010; i.e., a 40.2% drop with respect to the previous year. Although income increased by 15.8% in 2011, because of an increase in physical sales and higher average prices, supply and services costs increased by 19.4% mostly because of fuel consumption costs totaling Ch$ 40,195 million and Ch$ 4,373 million in transportation costs as a consequence of the 5.4% increment in generation in 2011. Physical sales reached 8,493.3 GWh (8,017.7 GWh during 2010).

The effect of converting these financial statements from Argentine peso to the Chilean peso in both periods was to generate a 10.1% reduction in Chilean pesos in 2011 when compared to 2010.

Table 12
Endesa Costanera	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	295,231	341,824	46,593	15.8%	706,876
Procurement and Services	(250,349)	(298,842)	(48,492)	(19.4%)	(617,991)
Contribution Margin	44,882	42,982	(1,900)	(4.2%)	88,886
Other Costs	(19,690)	(23,247)	(3,557)	(18.1%)	(48,074)
Gross Operating Income (EBITDA)	25,192	19,735	(5,456)	(21.7%)	40,812
Depreciation and Amortization	(14,352)	(13,256)	1,096	7.6%	(27,412)
Operating Income	10,840	6,480	(4,360)	(40.2%)	13,400
Figures may differ from those accounted under Argentine GAAP.

Table 12.1
Endesa Costanera	2010	2011	Var 2010-2011	Chg%
GWh Produced	7,965	8,397	432	5.4%
GWh Sold	8,018	8,493	476	5.9%
Market Share	7.2%	7.3%	0.1 pp.

Pg. 28

PRESS RELEASE Year Ended 2011

EL CHOCON

El Chocon’s operating result reached Ch$ 23,742 million in 2011, thus reflecting a 25.0% drop with respect to 2010. This result is mainly explained because of the 14.1% drop in physical sales and a drop of average energy sales prices.

The effect of converting these financial statements from the Argentine peso to the Chilean peso in both periods was to generate a 10.1% reduction in Chilean pesos, as of December 2011 when compared to December 2010.

Table 13
El Chocón	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	57,173	48,341	(8,832)	(15.4%)	99,967
Procurement and Services	(17,475)	(16,876)	599	3.4%	(34,898)
Contribution Margin	39,698	31,466	(8,232)	(20.7%)	65,070
Other Costs	(4,940)	(4,903)	38	0.8%	(10,138)
Gross Operating Income (EBITDA)	34,758	26,563	(8,195)	(23.6%)	54,931
Depreciation and Amortization	(3,107)	(2,821)	286	9.2%	(5,833)
Operating Income	31,651	23,742	(7,908)	(25.0%)	49,098
Figures may differ from those accounted under Argentine GAAP.

Table 13.1
El Chocón	2010	2011	Var 2010-2011	Chg%
GWh Produced	2,975	2,404	(571)	(19.2%)
GWh Sold	3,361	2,888	(473)	(14.1%)
Market Share	3.0%	2.5%	(0.6) pp.

Pg. 29

PRESS RELEASE Year Ended 2011

DISTRIBUTION

EDESUR

In Argentina, our Edesur affiliate shows an operating result drop in the amount of Ch$ 141,114 million, upon going from Ch$ 3,944 million during 2010, to a negative result of Ch$ 137,170 million in the present year. The negative operating evolution of the company arises as a result of increased operating costs derived from the country’s rate of inflation, without the corresponding tariff increases because of the delay in meeting certain clauses of the Minutes of Agreement executed with the National Government of Argentina, especially via the semi-annual recognition of tariff adjustments incorporated into the Cost Monitoring Mechanism (MMC, in its Spanish acronym) and the implementation of an Integral Tariff Review (RTI, in its Spanish acronym) as provided in such Minutes, all of which is heavily impacting Edesur’s financial balance.

Upon confronting this situation, by the closing of 2011 the company registered provisions related to Property, Plant and Equipment totaling Ch$ 106,450 million meant to cover practically the entire equity risk that this company represents to the Enersis Group. Such provisions were registered in the negative operating result indicated in the preceding paragraph.

With respect to the rest of the operating evolution, operating expenses increased by Ch$ 20,016 million, associated mostly to salary increases related to labor agreements, as well as other fixed operating costs that increased by Ch$ 2,643 million. Physical sales increased by 2.8% reaching 17,233 GWh in 2011. The loss of energy remained at the level of 10.5% and the number of clients exceeded 2.3 million.

The effect of converting the financial statements of both these periods from the Argentine peso to the Chilean peso caused a 10.1% drop as of December 31, 2010, when compared to the previous year.

Table 14
Edesur	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	295,538	279,725	(15,813)	(5.4%)	578,458
Procurement and Services	(142,566)	(141,880)	686	0.5%	(293,401)
Contribution Margin	152,973	137,845	(15,128)	(9.9%)	285,057
Other Costs	(132,461)	(153,578)	(21,117)	(15.9%)	(317,592)
Gross Operating Income (EBITDA)	20,512	(15,733)	(36,245)	(176.7%)	(32,536)
Depreciation and Amortization	(16,568)	(121,437)	(104,869)	(633.0%)	(251,125)
Operating Income	3,944	(137,170)	(141,114)	(3578.0%)	(283,661)
Figures may differ from those accounted under Argentine GAAP.

Table 14.1
Edesur	2010	2011	Var 2010-2011	Chg%
Customers (Th)	2,353	2,389	36	1.5%
GWh Sold	16,759	17,233	474	2.8%
Clients/Employee	896	838	(57)	(6.4%)
Energy Losses %	10.5%	10.5%	0.0%

Pg. 30

PRESS RELEASE Year Ended 2011

BRAZIL
ENDESA BRASIL Operating Income amounted to Ch$ 555,424 million, 21.3% higher than the Ch$ 457,893 million reported in 2010.

Table 15
Endesa Brasil	(Million Ch$)				(Thousand US$)
	2010	2011	Var 2010-2011	Chg %	2011
Sales	1,948,849	1,973,427	24,579	1.3%	4,080,955
Other operating income	277,000	194,395	(82,606)	(29.8%)	401,999
Total Revenues	2,225,849	2,167,822	(58,027)	(2.6%)	4,482,954
Procurements and Services	(1,292,520)	(1,227,078)	65,443	5.1%	(2,537,539)
Contribution Margin	933,328	940,745	7,416	0.8%	1,945,416
Other Costs	(247,941)	(253,335)	(5,394)	(2.2%)	(523,886)
Gross Operating Income (EBITDA)	685,387	687,409	2,022	0.3%	1,421,530
Depreciation and Amortization	(227,494)	(131,985)	95,509	42.0%	(272,939)
Operating Income	457,893	555,424	97,531	21.3%	1,148,591
Net Financial Income	(63,226)	(39,338)	23,888	37.8%	(81,349)
Financial income	130,699	171,883	41,184	31.5%	355,446
Financial expenses	(191,832)	(225,561)	(33,729)	(17.6%)	(466,450)
Income (Loss) for indexed assets and liabilities	-	-	-		-
Foreign currency exchange differences, net	(2,093)	14,340	16,433	785.2%	29,655
Gains	30,287	17,950	(12,337)	(40.7%)	37,119
Losses	(32,380)	(3,610)	28,770	88.9%	(7,465)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	-	-	-		-
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	23	-	(23)	(100.0%)	-
Net Income before Taxes	394,690	516,086	121,396	30.8%	1,067,242
Income Tax	(67,395)	(128,503)	(61,108)	(90.7%)	(265,738)
NET INCOME	327,295	387,583	60,288	18.4%	801,504
Net Income Attributable to Owners of the Company	224,155	285,159	61,004	27.2%	589,696
Net Income Attributable to Minority Interest	103,140	102,424	(716)	(0.7%)	211,808

GENERATION

In Brazil, the operating result of our affiliates amounted to Ch$ 203,493 million, which is 28.1% higher than the previous year, whose operating results amounted to Ch$ 158,812 million.

CACHOEIRA

The operating result of our Cachoeira Dourada affiliate increased by Ch$ 14,418 million, due principally to increased average sale prices, stated in local currency, and to the increment in physical sales of energy by 153 GWh, which reached 3,986.1 GWh in 2011.

In effect, the conversion of these financial statements from Brazilian reals to Chilean pesos in both periods caused a 0.2% drop in Chilean pesos as of for 2011 as compared to 2010.

Pg. 31

PRESS RELEASE Year Ended 2011

Table 16
Cachoeira	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	115,663	126,646	10,983	9.5%	261,898
Procurement and Services	(26,120)	(26,356)	(236)	(0.9%)	(54,504)
Contribution Margin	89,542	100,290	10,747	12.0%	207,395
Other Costs	(6,270)	(6,512)	(241)	(3.9%)	(13,466)
Gross Operating Income (EBITDA)	83,272	93,778	10,506	12.6%	193,929
Depreciation and Amortization	(7,410)	(3,497)	3,913	52.8%	(7,232)
Operating Income	75,863	90,281	14,418	19.0%	186,697
Figures may differ from those accounted under Brazilian GAAP.

Table 16.1
Cachoeira	2010	2011	Var 2010-2011	Chg%
GWh Produced	3,430	3,121	(309)	(9.0%)
GWh Sold	3,833	3,986	153	4.0%
Market Share	1.0%	0.9%	(0.0) pp.

FORTALEZA (CGTF)

The operating result of Endesa Fortaleza (CGTF) amounted to Ch$ 49,186 million, showing a Ch$ 9,928 million reduction as compared to the previous year. This reduction is mostly attributable to lower sale prices and to a drop in physical sales by 115 GWh, reaching 2,842.0 GWh in 2011.

In effect, the conversion of these financial statements from the Brazilian reals to the Chilean peso in both periods caused a 0.2% drop in Chilean pesos in 2011 when compared to 2010.

Table 17
Fortaleza	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	150,371	129,485	(20,886)	(13.9%)	267,769
Procurement and Services	(76,164)	(65,271)	10,893	14.3%	(134,977)
Contribution Margin	74,208	64,215	(9,993)	(13.5%)	132,793
Other Costs	(7,060)	(6,906)	154	2.2%	(14,282)
Gross Operating Income (EBITDA)	67,148	57,308	(9,840)	(14.7%)	118,511
Depreciation and Amortization	(8,033)	(8,122)	(89)	(1.1%)	(16,796)
Operating Income	59,114	49,186	(9,928)	(16.8%)	101,715
Figures may differ from those accounted under Brazilian GAAP.

Table 17.1
Fortaleza	2010	2011	Var 2010-2011	Chg%
GWh Produced	1,665	1,033	(632)	(37.9%)
GWh Sold	2,957	2,842	(115)	(3.9%)
Market Share	0.7%	0.7%	(0.1) pp.

Pg. 32

PRESS RELEASE Year Ended 2011

TRANSMISSION

CIEN

On the other hand, CIEN shows an increased operating result of Ch$ 40,725 million, reaching Ch$ 68,781 million as of 2011. The foregoing is mostly due to the initiation of toll charges (RAP – Permitted Annual Remuneration) at CIEN as of April 2011, as well as to lower asset depreciation, amortization and deterioration costs during 2011.

In effect, the conversion of these financial statements from the Brazilian reals to the Chilean peso in both periods caused a 0.2% drop in Chilean pesos in 2011 compared to 2010.

Table 18
Cien	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	98,909	59,918	(38,991)	(39.4%)	123,908
Procurement and Services	(7,277)	34,182	41,459	569.8%	70,687
Contribution Margin	91,632	94,100	2,468	2.7%	194,595
Other Costs	(10,791)	(9,252)	1,540	14.3%	(19,132)
Gross Operating Income (EBITDA)	80,841	84,849	4,008	5.0%	175,463
Depreciation and Amortization	(52,786)	(16,068)	36,718	69.6%	(33,227)
Operating Income	28,055	68,781	40,726	145.2%	142,236
Figures may differ from those accounted under Brazilian GAAP.

Pg. 33

PRESS RELEASE Year Ended 2011

DISTRIBUTION

In Brazil, the operating result of our distribution affiliates amounted to Ch$ 354,645 million, which was 16.7% higher than that obtained for 2010.

AMPLA

Ampla’s operating result amounted to Ch$ 173,657 million, which compared to the previous year, representing an increase of Ch$ 52,969 million. Such increment is mostly attributable to a 2.2% greater margin in energy purchase/sale, a 3.0% increase in physical sales reaching 10,223 GWh during 2011 and to lower deterioration costs of Ch$48,737 million. Energy losses dropped by 0.8% p.p., going from 20.5% to 19.7%. The number of Ampla’s clients increased by 73 thousand, thus exceeding 2.6 million clients.

The effect of converting the financial statements of both these periods from the Brazilian reals to the Chilean peso caused a 0.2% drop in Chilean pesos in 2011, as compared to the previous year.

Table 19
Ampla	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	1,046,387	1,117,269	70,883	6.8%	2,310,461
Procurement and Services	(695,862)	(759,227)	(63,364)	(9.1%)	(1,570,045)
Contribution Margin	350,525	358,043	7,518	2.1%	740,416
Other Costs	(122,226)	(125,512)	(3,286)	(2.7%)	(259,553)
Gross Operating Income (EBITDA)	228,299	232,531	4,232	1.9%	480,863
Depreciation and Amortization	(107,610)	(58,874)	48,737	45.3%	(121,748)
Operating Income	120,688	173,657	52,969	43.9%	359,115
Figures may differ from those accounted under Brazilian GAAP.

Table 19.1
Ampla	2010	2011	Var 2010-2011	Chg%
Customers (Th)	2,571	2,643	73	2.8%
GWh Sold	9,927	10,223	296	3.0%
Clients/Employee	2,132	2,227	96	4.5%
Energy Losses %	20.5%	19.7%	(0.8) pp.

Pg. 34

PRESS RELEASE Year Ended 2011

COELCE

Coelce’s operating income dropped by 1.2% to Ch$2,176 million, reaching Ch$180,988 million in 2011. This operating result drop is mostly attributable to a 9.8% lower local currency unit margins of energy purchases/sales, partly offset by the reduction in the costs of depreciation, amortization and deterioration to the tune of Ch$6,272 million. Physical sales increased by 1.4%, amounting to 8,970 GWh in 2011. Energy losses decreased by 0.2% p.p. up to 11.9% in 2011. Coelce’s number of clients expanded by 130 thousand, reaching 3.2 million clients.

The effect of converting the financial statements of both these periods from the Brazilian reals to the Chilean peso caused a 0.2% drop in Chilean pesos in 2011, as compared to the previous year.

Table 20
Coelce	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	940,655	859,446	(81,209)	(8.6%)	1,777,295
Procurement and Services	(615,112)	(537,909)	77,204	12.6%	(1,112,370)
Contribution Margin	325,543	321,538	(4,005)	(1.2%)	664,925
Other Costs	(91,032)	(95,477)	(4,444)	(4.9%)	(197,441)
Gross Operating Income (EBITDA)	234,510	226,061	(8,449)	(3.6%)	467,484
Depreciation and Amortization	(51,345)	(45,073)	6,272	12.2%	(93,208)
Operating Income	183,165	180,988	(2,177)	(1.2%)	374,276
Figures may differ from those accounted under Brazilian GAAP.

Table 20.1
Coelce	2010	2011	Var 2010-2011	Chg%
Customers (Th)	3,095	3,224	130	4.2%
GWh Sold	8,850	8,970	120	1.4%
Clients/Employee	2,366	2,463	97	4.1%
Energy Losses %	12.1%	11.9%	(0.2) pp.

Pg. 35

PRESS RELEASE Year Ended 2011

CHILE
GENERATION
ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 21
Endesa Chile	(Million Ch$)				(Thousand US$)
	2010	2011	Var 2010-2011	Chg %	2011
Sales	2,397,945	2,387,451	(10,493)	(0.4%)	4,937,137
Other operating income	37,438	17,039	(20,399)	(54.5%)	35,236
Total Revenues	2,435,382	2,404,490	(30,892)	(1.3%)	4,972,373
Procurements and Services	(1,191,328)	(1,217,260)	(25,932)	(2.2%)	(2,517,237)
Contribution Margin	1,244,055	1,187,230	(56,825)	(4.6%)	2,455,136
Other Costs	(173,617)	(213,340)	(39,723)	(22.9%)	(441,176)
Gross Operating Income (EBITDA)	1,070,438	973,890	(96,547)	(9.0%)	2,013,960
Depreciation and Amortization	(179,714)	(185,920)	(6,206)	(3.5%)	(384,474)
Operating Income	890,724	787,971	(102,753)	(11.5%)	1,629,486
Net Financial Income	(119,717)	(121,295)	(1,579)	(1.3%)	(250,833)
Financial income	10,083	28,039	17,956	178.1%	57,984
Financial expenses	(142,256)	(137,535)	4,721	3.3%	(284,417)
Income (Loss) for indexed assets and liabilities	(3,163)	(5,333)	(2,170)	(68.6%)	(11,028)
Foreign currency exchange differences, net	15,619	(6,467)	(22,086)	(141.4%)	(13,373)
Gains	33,104	21,212	(11,891)	(35.9%)	43,866
Losses	(17,485)	(27,679)	(10,194)	(58.3%)	(57,239)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	91,674	123,033	31,360	34.2%	254,427
Net Income from Other Investments	273	1,038	765	280.7%	2,147
Net Income from Sales of Assets	1,621	973	(649)	(40.0%)	2,011
Net Income before Taxes	864,575	791,719	(72,856)	(8.4%)	1,637,238
Income Tax	(179,964)	(210,565)	(30,600)	(17.0%)	(435,437)
NET INCOME	684,611	581,155	(103,456)	(15.1%)	1,201,801
Net Income Attributable to Owners of the Company	533,556	446,874	(86,682)	(16.2%)	924,114
Net Income Attributable to Minority Interest	151,055	134,281	(16,774)	(11.1%)	277,686

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

The operating result in Chile for 2011 amounted to Ch$ 398,804 million, a decrease of 22.2% compared to 2010. The foregoing is mostly explained because of a drop in operating income showing a negative variation of 6.5% mostly due to a 6.6% reduction in average energy sales prices stated in pesos, added to the 2.0% increment in supply and services costs; which, in turn, were mostly attributable to higher energy purchasing costs and fuel consumption, partially offset by lower transportation costs.

The foregoing was also partially offset by greater physical sales, which increased by 1.0% in 2011; noteworthy among which were sales to non-regulated clients and on the spot market, as compared to the previous year.

The EBITDA of the business in Chile, or gross operating result, amounted to Ch$ 486,959 million in 2011, which represents an 18.5% drop when compared to 2010.

Pg. 36

PRESS RELEASE Year Ended 2011

Table 22
Chilean Electricity Business	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	1,345,371	1,257,995	(87,376)	(6.5%)	2,601,475
Procurement and Services	(666,388)	(679,799)	(13,410)	(2.0%)	(1,405,792)
Contribution Margin	678,982	578,197	(100,786)	(14.8%)	1,195,683
Other Costs	(81,834)	(91,237)	(9,403)	(11.5%)	(188,674)
Gross Operating Income (EBITDA)	597,149	486,959	(110,189)	(18.5%)	1,007,009
Depreciation and Amortization	(84,379)	(88,155)	(3,776)	(4.5%)	(182,301)
Operating Income	512,769	398,804	(113,965)	(22.2%)	824,708

Table 22.1
Chilean Electricity Business	2010	2011	Var 2010-2011	Chg%
GWh Produced	20,914	20,722	(192)	(0.9%)
GWh Sold	21,847	22,070	222	1.0%
Market Share	39.8%	38.0%	(1.8) pp.

DISTRIBUTION

CHILECTRA

In Chile, our Chilectra affiliate showed an operating result of Ch$ 119,685 million, which represents an increment of Ch$ 7,918 million compared to 2010, or the equivalent of 7.1%. Such increment is mostly explained by the greater margin of the energy business, to the tune of Ch$ 26,062 million, as a result of the greater demand for electric energy during the present period and the drop of other fixed operating expenses amounting to Ch$ 3,876 million, explained mostly by lower costs associated to maintenance and repair activities and others. The foregoing, however, was partly offset by increased personnel costs of Ch$ 4,721 million, higher transportation costs of Ch$ 7,242 million and the recognition of losses brought about by the provisions made over its investments in Argentina by Ch$ 4,800 million. Energy losses dropped by 0.3 p.p. compared to 2010, reaching 5.5%. Physical energy sales expanded by 4.6%, reaching 13,697 GWh as of December 2011.

The number of clients expanded by 28 thousand clients, exceeding 1.6 million during the present period.

Pg. 37

PRESS RELEASE Year Ended 2011

Table 23
Chilectra	(Million Ch$)				(Thousand US$)
	2010	2011	Var 2010-2011	Chg %	2011
Sales	1,003,001	1,035,360	32,359	3.2%	2,141,076
Other operating income	13,996	10,831	(3,166)	(22.6%)	22,398
Total Revenues	1,016,997	1,046,191	29,194	2.9%	2,163,474
Procurements and Services	(788,044)	(803,854)	(15,810)	(2.0%)	(1,662,333)
Contribution Margin	228,953	242,337	13,383	5.8%	501,141
Other Costs	(87,024)	(87,869)	(845)	(1.0%)	(181,709)
Gross Operating Income (EBITDA)	141,929	154,468	12,538	8.8%	319,432
Depreciation and Amortization	(30,163)	(34,783)	(4,620)	(15.3%)	(71,930)
Operating Income	111,767	119,685	7,918	7.1%	247,502
Net Financial Income	2,470	10,648	8,178	331.1%	22,020
Financial income	10,576	15,874	5,298	50.1%	32,827
Financial expenses	(8,049)	(4,383)	3,665	45.5%	(9,065)
Income (Loss) for indexed assets and liabilities	154	42	(112)	(72.6%)	87
Foreign currency exchange differences, net	(212)	(885)	(673)	(318.2%)	(1,830)
Gains	2,679	798	(1,881)	(70.2%)	1,650
Losses	(2,891)	(1,683)	1,208	41.8%	(3,480)
Net Income from Related Comp. Cons. by the Prop. Eq. Method	60,117	14,077	(46,040)	(76.6%)	29,111
Net Income from Other Investments	-	-	-		-
Net Income from Sales of Assets	(3)	(4)	(1)	(28.5%)	(9)
Net Income before Taxes	174,351	144,406	(29,945)	(17.2%)	298,624
Income Tax	(23,402)	(33,615)	(10,213)	(43.6%)	(69,514)
NET INCOME	150,948	110,791	(40,157)	(26.6%)	229,110
Net Income Attributable to Owners of the Company	150,948	110,791	(40,158)	(26.6%)	229,110
Net Income Attributable to Minority Interest

Table 23.1
Chilectra	2010	2011	Var 2010-2011	Chg%
Customers (Th)	1,610	1,638	28	1.8%
GWh Sold	13,098	13,697	599	4.6%
Clients/Employee	2,239	2,301	62	2.8%
Energy Losses %	5.8%	5.5%	(0.3) pp.

Pg. 38

PRESS RELEASE Year Ended 2011

COLOMBIA
GENERATION
EMGESA

The operating result of our operation in Colombia amounted to Ch$ 253,508 million in 2011, dropping by Ch$ 7,975 million or by the equivalent of 3.0% compared to the previous year. The main effect comes from the impact of the reform on the Equity Tax, which entailed registering –on January 1, 2011- the total amount payable under this concept during the entire 2011-2014 period, including a 25% surcharge. Thus, the alluded tax went from an effective rate of 4.8% to 6.0% on Net Equity as of January 1, 2011. This situation affected the operating result by Ch$ 40,182 million. To that we must add this year’s lower income because of energy sales of Ch$ 10,742 million, explained by the drop in average energy sales prices.

The foregoing was almost totally offset by the drop in energy and fuel purchase costs, which dropped by Ch$ 43,256 million and Ch$ 3,834 million, respectively, as a consequence of a greater hydraulic generation in the year 2011.

Physical energy sales grew by 2.0% reaching 15,111 GWh and the EBITDA or gross operating result in Colombia dropped by 3.0% in FY 2011, reaching Ch$ 290,773 million.

The effect of converting these financial statements from Colombian to Chilean pesos in both fiscal years caused a 2.6% reduction in their Chilean peso amount as of December de 2011 when compared to those of December 2010.

Table 24
Emgesa	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	507,526	498,569	(8,958)	(1.8%)	1,031,017
Procurement and Services	(176,746)	(134,978)	41,768	23.6%	(279,128)
Contribution Margin	330,780	363,591	32,811	9.9%	751,889
Other Costs	(32,725)	(72,819)	(40,094)	(122.5%)	(150,585)
Gross Operating Income (EBITDA)	298,055	290,773	(7,283)	(2.4%)	601,304
Depreciation and Amortization	(36,573)	(37,264)	(691)	(1.9%)	(77,061)
Operating Income	261,482	253,508	(7,974)	(3.0%)	524,243
Figures may differ from those accounted under Colombian GAAP.

Table 24.1
Emgesa	2010	2011	Var 2010-2011	Chg%
GWh Produced	11,283	12,090	808	7.2%
GWh Sold	14,817	15,112	294	2.0%
Market Share	17.9%	18.8%	0.8 pp.

Pg. 39

PRESS RELEASE Year Ended 2011

DISTRIBUTION

CODENSA

In Colombia, Codensa’s operating result during this period amounted to Ch$ 185,462 million, which represents a drop of Ch$ 21,760 million. The principal effect arose from the impact of the reform on Equity Taxes, which entailed registering –on January 1, 2011- the total amount payable under this concept during the entire 2011-2014 period, including a 25% surcharge. Thus, this tax went from an effective rate of 4.8% to 6% over Net Equity as of January 2011. This situation affected the company’s operating result by Ch$ 19,663 million. Additionally, during the year other fixed operating costs increased to the tune of Ch$ 24,193, partly offset by a better margin in energy purchases/sales. Physical sales expanded by 2.7%, reaching 12,857 GWh in the present year. Energy losses dropped by 0.4 p.p. up to 8.1% and the number of clients increased by 70 thousand, reaching 2.6 million as of December 2011.

The effect of converting these financial statements from Colombian to Chilean pesos in both fiscal years caused a 2.6% reduction in their Chilean peso amount as of December de 2011 when compared to those of December 2010.

Table 25
Codensa	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	785,890	815,487	29,597	3.8%	1,686,388
Procurement and Services	(426,626)	(451,192)	(24,566)	(5.8%)	(933,043)
Contribution Margin	359,264	364,295	5,031	1.4%	753,345
Other Costs	(87,641)	(114,377)	(26,735)	(30.5%)	(236,526)
Gross Operating Income (EBITDA)	271,623	249,918	(21,704)	(8.0%)	516,820
Depreciation and Amortization	(64,400)	(64,456)	(56)	(0.1%)	(133,293)
Operating Income	207,222	185,462	(21,760)	(10.5%)	383,527
Figures may differ from those accounted under Colombian GAAP.

Table 25.1
Codensa	2010	2011	Var 2010-2011	Chg%
Customers (Th)	2,547	2,617	70	2.8%
GWh Sold	12,515	12,857	343	2.7%
Clients/Employee	2,351	2,377	25	1.1%
Energy Losses %	8.5%	8.1%	(0.4) pp.

Pg. 40

PRESS RELEASE Year Ended 2011

PERU
GENERATION
EDEGEL

In Peru, the operating result amounted to Ch$ 104,655 million in 2011, which represents a 48.8% increment compared to that registered in 2010. This growth is mostly attributable to a Ch$ 28,578 million increase in operating income, as a consequence of a 9.9% increment in tangible (physical) sales and a hike in the average price of energy sales. The foregoing was also favored by lower personnel expenses in the amount of Ch$ 8,819 million.

This better result was partly offset by greater fuel consumption and transportation costs totaling Ch$ 7,528 million, given Edegel’s greater thermal generation.

Physical sales grew by 9.9% reaching 9,449.5 GWh as of December 2011 (8,598.2 GWh in 2010). The EBITDA of the business in Peru, or gross operating result, amounted to Ch$ 141,379 million in 2011, which represents an increment of 30.3% when comparing it to 2010.

The effect of converting these financial statements from Peruvian sols to Chilean pesos in both fiscal years caused a 2.7% reduction in their Chilean peso amount as of December de 2011, when compared to those of December 2010.

Table 26
Edegel	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	211,264	239,841	28,578	13.5%	495,981
Procurement and Services	(80,241)	(85,650)	(5,410)	(6.7%)	(177,121)
Contribution Margin	131,023	154,191	23,168	17.7%	318,860
Other Costs	(22,495)	(12,812)	9,683	43.0%	(26,495)
Gross Operating Income (EBITDA)	108,528	141,379	32,851	30.3%	292,365
Depreciation and Amortization	(38,209)	(36,724)	1,484	3.9%	(75,944)
Operating Income	70,319	104,655	34,335	48.8%	216,421
Figures may differ from those accounted under Peruvian GAAP.

Table 26.1
Edegel	2010	2011	Var 2010-2011	Chg%
GWh Produced	8,466	9,153	687	8.1%
GWh Sold	8,598	9,450	851	9.9%
Market Share	29.1%	29.7%	0.6 pp.

Pg. 41

PRESS RELEASE Year Ended 2011

DISTRIBUTION

EDELNOR

In Peru, our Edelnor affiliate shows an operating result de Ch$ 69,900 million; i.e. Ch$ 4,952 million higher to that obtained in the previous year. Such increment is mostly attributable to greater physical sales of energy, which increased by 7.3% reaching 6,572 GWh during the current period, added to greater purchase/sale unit margins and to greater income from other services amounting to Ch$ 1,235 million and lower fixed costs of Ch$ 747 million. Energy losses diminished by 0.1% p.p. up to 8.2% in the current year. The number of clients expanded by 46 thousand, exceeding 1.1 million clients.

The effect of converting the financial statements of both these periods from Peruvian sols to Chilean pesos caused a 2.7% drop in Chilean pesos as of December 2011, as compared to the same period of 2010.

Table 27
Edelnor	Million Ch$				Thousand US$
	2010	2011	Var 2010-2011	Chg%	2011
Operating Revenues	307,159	329,309	22,150	7.2%	680,996
Procurement and Services	(193,646)	(210,905)	(17,259)	(8.9%)	(436,142)
Contribution Margin	113,513	118,404	4,891	4.3%	244,854
Other Costs	(27,105)	(26,052)	1,053	3.9%	(53,874)
Gross Operating Income (EBITDA)	86,408	92,352	5,944	6.9%	190,980
Depreciation and Amortization	(21,460)	(22,453)	(993)	(4.6%)	(46,431)
Operating Income	64,948	69,900	4,951	7.6%	144,549
Figures may differ from those accounted under Peruvian GAAP.

Table 27.1
Edelnor	2010	2011	Var 2010-2011	Chg%
Customers (Th)	1,098	1,144	47	4.2%
GWh Sold	6,126	6,572	446	7.3%
Clients/Employee	1,985	2,080	95	4.8%
Energy Losses %	8.3%	8.2%	(0.1) pp.

Pg. 42

PRESS RELEASE Year Ended 2011

Operating Income by Subsidiary

Summary of operating revenues, operating costs (including procurements, services and other costs) and operating income of all Enersis’ subsidiaries, for the period ended in December 31, 2010 and December 31, 2011, detailed as follows:

Table 28
	2010			2011
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	2,435,382	(1,544,659)	890,724	2,404,490	(1,616,520)	787,971
Cachoeira (**)	115,663	(39,800)	75,863	126,646	(36,365)	90,281
Fortaleza (***)	150,371	(91,257)	59,114	129,485	(80,299)	49,186
Cien (**)	98,909	(70,854)	28,055	59,918	8,863	68,781
Chilectra	1,016,997	(905,231)	111,767	1,046,191	(926,506)	119,685
Edesur	295,538	(291,594)	3,944	279,725	(416,895)	(137,170)
Distrilima (Edelnor)	307,159	(242,211)	64,948	329,309	(259,410)	69,900
Ampla	1,046,387	(925,698)	120,688	1,117,269	(943,612)	173,657
Coelce	940,655	(757,490)	183,165	859,446	(678,458)	180,988
Codensa	785,890	(578,667)	207,222	815,487	(630,025)	185,462
CAM Ltda.	132,194	(132,925)	(731)	15,739	(17,179)	(1,439)
Inmobiliaria Manso de Velasco Ltda.	10,835	(2,937)	7,898	8,099	(2,396)	5,703
Synapsis Soluciones y Servicios IT Ltda.	66,070	(69,143)	(3,073)	6,693	(6,556)	137
ICT	2,398	(2,479)	(81)	6,120	(5,159)	961
Enersis Holding and other investment vehicles	21,854	(43,027)	(21,173)	39,259	(58,718)	(19,459)
Consolidation Adjustments	(862,720)	838,690	(24,030)	(708,997)	700,664	(8,333)
Total Consolidation	6,563,581	(4,859,280)	1,704,301	6,534,880	(4,968,570)	1,566,311
Table 28.1
	2011
Thousand US$	Operating Revenues	Operating Costs	Operating Income
Endesa Chile (*)	4,972,373	(3,342,886)	1,629,486
Cachoeira (**)	261,898	(75,201)	186,697
Fortaleza (***)	267,769	(166,054)	101,715
Cien (**)	123,908	18,328	142,236
Chilectra	2,163,474	(1,915,971)	247,502
Edesur	578,458	(862,119)	(283,661)
Distrilima (Edelnor)	680,996	(536,447)	144,549
Ampla	2,310,461	(1,951,345)	359,115
Investluz (Coelce)	1,777,295	(1,403,019)	374,276
Codensa	1,686,388	(1,302,861)	383,527
CAM Ltda.	32,548	(35,525)	(2,977)
Inmobiliaria Manso de Velasco Ltda.	16,749	(4,955)	11,794
Synapsis Soluciones y Servicios IT Ltda.	13,841	(13,558)	283
ICT	12,656	(10,668)	1,988
Enersis Holding and other investment vehicles	81,186	(121,426)	(40,240)
Consolidation Adjustments	(1,466,173)	1,448,940	(17,233)
Total Consolidation	13,513,825	(10,274,768)	3,239,057

(*) Since January 1st, 2009, includes Gas Atacama, Transquillota e HydroAysén
(**) Consolidated by Endesa Chile until September 30th, 2005. Since October 1st, 2005 is consolidated by Enersis through Endesa Brasil.
(***) Since October 1st, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

Pg. 43

PRESS RELEASE Year Ended 2011

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

The charts below show the performance of Enersis’ ADS (“ENI”) price at the NYSE, compared to the Dow Jones Industrials and the Dow Jones Utilities indexes over the last 12 months, as well as the trading volume, both in the NYSE.

ENI - Stock price evolution compared to
Dow Jones Industrials and Dow Jones Utilities

Daily Average Transactions Volume
New York Stock Exchange (1 ADS = 50 common shares)

Source: Bloomberg

Pg. 44

PRESS RELEASE Year Ended 2011

Santiago Stock Exchange (BCS)

The charts below show the performance of Enersis’ Chilean stock price over the last 12 months compared to the Chilean Selective Stock Index (IPSA), as well as the daily average aggregate trading volume in the Santiago and Chilean Electronic Stock Exchange:

Enersis -Stock price evolution compared to IPSA

Daily Average Transactions Volume Santiago Stock Exchange and Chilean Electronic Exchange

Source: Bloomberg

Pg. 45

PRESS RELEASE Year Ended 2011

Madrid Stock Exchange (Latibex) - Spain

The charts below show Enersis’ share price (“XENI”) at the Latibex over the last 12 months compared to the local stock index (IBEX), as well as the daily average trading volume in the Latibex.

XENI - Stock price evolution compared to Latibex

Daily Average Transactions Volume
Latibex (1 Unit = 1 common share)

Note: Since May 2011 onwards, the Madrid Stock Exchange modified the terms of transactions’ relations for companies listed in Latibex, changing the former contract per unit of Enersis using a 50:1 ratio, to a 1:1 ratio. Therefore, each share traded in that exchange became equivalent to one common share traded in its domestic market. The charts above consider price evolution and sales volume according to the new standard.

Source: Bloomberg

Pg. 46

PRESS RELEASE Year Ended 2011

DEBT MARKET

Yankee Bonds Price Evolution

The following chart shows the pricing of two of our Yankee Bonds over the last 12 months compared to the Ishares Iboxx Investment Grade Corporate Bond Fund Index:

Source: Bloomberg

(*) Ishares Iboxx Investment Grade Corporate Bond Fund Index is an exchange traded fund incorporated in the U.S.A. The Index measures the performance of a fixed number of investment grade corporate bonds.

Pg. 47

PRESS RELEASE Year Ended 2011

OWNERSHIP OF THE COMPANY AS OF DECEMBER 31, 2011

TOTAL SHAREHOLDERS: 7,446

CONFERENCE CALL INVITATION

Enersis is pleased to invite you to participate in a Conference Call with the management to review the results for the period, on Tuesday, January 31, 2012, at 15:00 PM EST (17:00 PM Local Chile Time).

There will be a question and answer session following management's comments. Representing Enersis will be Mr. Alfredo Ergas, Chief Financial Officer and the Investor Relations Team.

To participate, please dial +1 (617) 213 4853 or +1 (888) 680 0865 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 83418216.

To access the phone replay, please dial +1 (617) 801 6888 or +1 (888) 286 8010 (toll free USA)

Passcode ID: 92221486.

FOR THIS CONFERENCE CALL YOU CAN ACCESS PREVIOUSLY TO THE PRE-REGISTRATION SITE AT

HTTPS://WWW.THECONFERENCINGSERVICE.COM/PREREG/KEY.PROCESS?KEY=PVX6QQLA3

AND MAKE YOUR REGISTRATION QUICKER. IF NOT, PLEASE CONNECT APPROXIMATELY 15 MINUTES PRIOR TO THE SCHEDULED START TIME. YOU CAN ALSO ACCESS TO THE CONFERENCE CALL REPLAY THROUGH OUR INVESTOR RELATIONS WEBSITE AT HTTP://WWW.ENERSIS.CL.

Pg. 48

PRESS RELEASE Year Ended 2011

Contact Information

For further information, please contact us:

	Ricardo Alvial		Denisse Labarca
	Investments and Risks Director		Head of Investor Relations
	mlmr@enersis.cl		denisse.labarca@enersis.cl
	(56-2) 353 4682		(56-2) 353 4576
Nicolas Donoso		Jorge Velis		Carmen Poblete
Investor Relations Associate		Investor Relations Associate		Shares Department Representative
ndo@enersis.cl		jgve@enersis.cl		cpt@enersis.cl
(56-2) 353 4492		(56-2) 353 4552		(56-2) 353 4447

Maria Luz Muñoz
Investor Relations Assistant
mlmr@enersis.cl
(56-2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: February 01, 2012